As filed with the Securities and Exchange Commission on October 29, 1997
                                                    Registration No. 33-71528-LA

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

      (POST EFFECTIVE AMENDMENT NO. 2 TO FORM SB-2 REGISTRATION STATEMENT)


                                MOBILE MINI, INC.
             (Exact name of Registrant as specified in its charter)

       Delaware                       7519                         86-0748362
------------------------   ----------------------------       ----------------
(State of Incorporation)   (Primary Standard Industrial       (I.R.S. Employer
                           Classification Code Number)       Identification No.)

                             1834 West Third Street
                              Tempe, Arizona 85281
                                 (602) 790-4214
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ---------------

                              Lawrence Trachtenberg
                            Executive Vice President
                             1834 West Third Street
                              Tempe, Arizona 85281
                                 (602) 894-6311
            (Name, address including zip code, and telephone number,
                   including area code, of agent for service)

                                 ---------------

                                 with copies to
                           Joseph P. Richardson, Esq.
                                 Bryan Cave LLP
                      2800 North Central Avenue, 21st Floor
                             Phoenix, Arizona 85004

         Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11 (a)(1) of this form, check the following box. [ ]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. [ ]______________________

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]____________

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

==========================================================================================================
                                             Proposed       Proposed
                                             Maximum         Maximum       Amount of
Title of Each Class of Securities To Be    Amount To Be   Offering Price   Aggregate        Offering
               Registered                   Registered       Per Unit        Price       Registration Fee
==========================================================================================================
Common Stock, par value $.01 per           1,067,500(1)      $5.00(2)      $5,337,500       $1,841.00(3)
share, issuable upon exercise of
Redeemable Common Stock Purchase
Warrants issued in connection with
the Company's 1994 initial public
offering (the "Public Warrants")

This Registration Statement incorporates the Post-Effective Amendment No. 2 to Mobile Mini, Inc., Registration Statement on Form SB-2, Registration No.
33-71528-LA, which Registration Statement was declared effective by the Commission on February 17, 1994. The 1,067,500 shares of Common Stock issuable upon exercise of Public Warrants were previously registered in connection with the Company's 1994 initial public offering pursuant to Registration No. 33-71528-LA, and of the $1,841.00 filing fee identified above, $1,858.84 was previously paid in connection with Registration No. 33-71528-LA. All shares of Common Stock for which this Registration Statement is being filed, have been previously registered and sufficient registration fees have been previously paid, as identified above.


         1. Pursuant  to  Rule  416,  there  are  also   being  registered  such
indeterminate number of additional shares of Common Stock as may be required for issuance pursuant to the anti-dilution provisions of the Public Warrants.

         2. Reflects the exercise price of a Public Warrant, payment of which entitles the holder thereof to purchase one share of Common Stock.


         3. Previously paid.



                                 ---------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                 SUBJECT TO COMPLETION - DATED OCTOBER __, 1997

PROSPECTUS

                                1,067,500 SHARES

                                mobile mini, inc.

                                  COMMON STOCK

                             ISSUABLE UPON EXERCISE
                                OF COMMON STOCK
                               PURCHASE WARRANTS

                                  --------------

         This Prospectus relates to an offering (the "Offering") of 1,067,500 shares of common stock, par value $.01 per share (the "Common Stock"), of Mobile Mini, Inc. (the "Company"), issuable upon exercise of redeemable Common Stock Purchase Warrants (the "Public Warrants") issued in connection with the Company's 1994 initial public offering (the "Initial Public Offering"). The Public Warrants are sometimes collectively referred to herein as the "Warrants," and the shares of Common Stock issuable upon exercise of the Warrants are sometimes collectively referred to herein as the "Warrant Shares." The Warrant Shares issuable upon exercise of the Warrants may be offered for sale by certain warrantholders of the Company (collectively, the "Warrantholders"), and are not being offered for the account of the Company. The Company will not receive any proceeds from the sale of the Warrant Shares by the Warrantholders, although it will receive proceeds from the exercise of the Warrants, if and to the extent exercised. The Company will pay all of the expenses, estimated to be approximately $30,000, in connection with this offering, other than underwriting and brokerage commissions, discounts, fees and counsel fees and expenses incurred by the Warrantholders. See "USE OF PROCEEDS," "WARRANTHOLDERS" and "PLAN OF DISTRIBUTION."

         The Company's Common Stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "MINI." On October 24, 1997, the last sale price of the Common Stock as quoted on Nasdaq was $6.25 per share.

FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK SEE "RISK FACTORS" (COMMENCING ON PAGE 9 HEREOF).

         Each Public Warrant entitles the holder thereof to purchase, at any time through February 17, 1998, one share of Common Stock at a price of $5.00 per share. The Company has the right to call the Public Warrants for redemption at $.01 per Public Warrant on 30 days written notice if the average closing bid price of the Common Stock, as reported on Nasdaq, equals or exceeds $7.00 per share for 20 consecutive trading days ending within 20 days of the date of the notice of redemption. In the event that the Company elects to exercise its right to redeem the Public Warrants, such Public Warrants will be exercisable until the close of business on the date for redemption fixed in such notice. If any Public Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price. The exercise price of the Warrants is subject to adjustment pursuant to the anti-dilution provisions of the Warrants; however, as of the date hereof, no such adjustment has been required to be made.

         The Warrant Shares may be offered by the Warrantholders from time to time in transactions on Nasdaq. The Warrant Shares may also be offered in negotiated transactions, at fixed prices which may be changed, at market prices prevailing at the time of sale, or at negotiated prices. The Warrantholders may effect such transactions by selling the Warrant Shares in negotiated transactions, on Nasdaq or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Warrantholders and/or the purchasers of the Warrant Shares for whom such broker- dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). Alternatively, the Warrantholders may from time to time offer the Warrant Shares through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Warrantholders and/or the purchasers of securities for whom they act as agents. See "WARRANTHOLDERS" and "PLAN OF DISTRIBUTION."

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO EXCHANGE OR SELL, OR A SOLICITATION OF AN OFFER TO EXCHANGE OR PURCHASE, ANY SECURITIES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.


                                 ---------------

                                     SUMMARY


         The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, contained in this Prospectus to which reference is made for a complete statement of matters discussed below. Unless otherwise indicated, all financial and share information set forth in this Prospectus assumes no issuance of an aggregate of 823,750 shares of Common Stock reserved for issuance pursuant to outstanding options and warrants (other than the Public Warrants as which are the subject of this Prospectus). All references to fiscal years refer to the fiscal year of the Company ending December 31. Unless the context otherwise requires, all references in this Prospectus to the "Company" refer to Mobile Mini, Inc. and its subsidiaries.


                                   The Company

         Established in 1983, Mobile Mini, Inc., a Delaware corporation headquartered in Phoenix, Arizona, leases and sells portable steel storage containers and telecommunication shelters. The Company manufactures its own steel storage containers and acquires, refurbishes, and modifies used ocean-going shipping containers for use as inland portable storage units. Operating income for the fiscal year ended December 31, 1996 was $4.5 million and $3.5 million for the six months ended June 30, 1997.

         The  Company  sells  and  leases  its  products  to a wide  variety  of individual, business and governmental users. Clients include retail and wholesale distributors such as Sears(R), K-Mart(R) and Wal-Mart(R); and
institutional customers such as Motorola(R), CellularOne(R) and Southwestern Bell(R) Communications.

         The Company's lease activities include both on-site and off-site leasing. "Off-site" leasing occurs when the Company leases a portable storage container which is then located at the customer's place of use. "On-site" leasing occurs when the Company stores the portable container containing the customer's goods at one of the Company's facilities, which are similar to a standard mini-storage facility, but with increased security, ease of access and container delivery and pick-up service. For the six months ended June 30, 1997, on-site and off-site leasing represented 51% of the Company's revenues with approximately 13,000 units under lease.


         The Company pioneered the use of ocean-going shipping containers for domestic storage. Since 1993, the Company has expanded its operations and now directly serves eight markets in three southwestern states. Between January 1, 1993 and June 30, 1997, the Company's lease fleet has grown by 282%. Although other companies have followed the Company's lead in developing the domestic market for used ocean going containers, the Company believes that it remains the nation's leading lessor of these containers. Through its innovative marketing program, the Company has expanded the demand for its products in each market it has entered, and continues to grow those markets, with same store leasing activities increasing by 28% during the twelve months ended June 30, 1997. The Company intends to continue to grow its existing markets and to expand into additional cities where it believes it can establish substantial market share.

         The Company also markets its storage products on a national basis through its national dealer network, which at October 15, 1997 provided the Company's manufactured containers to 52 dealers for retail sale and lease. Such dealers are in 80 separate locations in 28 states and 2 Canadian provinces. Marketing to dealers and potential dealers is primarily through direct solicitation, trade shows, trade magazine advertising and referrals.


         To complement its storage container business, diversify its product line and target the domestic and international markets, Mobile Mini established a telecommunication shelter division in mid-1995. The Company's modular telecommunication shelters, marketed under the name "Mobile Telestructures," can be built in a variety of designs, sizes, strengths, exterior appearances and configurations. The Company markets its Mobile Telestructure products directly to telecommunication companies as well as to companies providing turn-key installations of shelters and towers. For the six months ended June 30, 1997, Mobile Telestructure represented approximately 5% of the Company's revenues.

         In March 1996, the Company refinanced its business, repaying the majority of its indebtedness and entering into a credit agreement which provided a $35.0 million line of credit and a $6.0 million term loan (as amended, restated or otherwise modified from time to time, and including any restatements, renewals, refundings or refinancings thereof, the "Senior Credit Agreement"). The revolving line of credit portion of the Senior Credit Agreement has since been expanded to $40.0 million. Previously, the Company financed most of its container lease fleet with debt with a five-year amortization schedule. Under the Senior Credit Agreement, the Company's lenders permit the Company to take advantage of the long useful life and durability of its container lease fleet by providing financing that requires interest-only payments during the term of the revolving line of credit. The 1996 refinancing provided the liquidity that permits the Company to focus on the most profitable part of its business, the leasing of portable storage containers and portable offices.


         On October 14, 1997, the Company completed an underwritten public offering in which it issued $6.9 million of its 12% Senior Subordinated Notes Due 2002 (the "Senior Notes") and redeemable warrants to purchase 172,500 shares of Common Stock. The net proceeds of such offering (approximately $6.0 million) were used to repay certain indebtedness, including approximately $3.0 million of short-term bridge notes issued on July 31, 1997 and approximately $3.0 million of borrowings outstanding under the revolving line of credit portion of the Senior Credit Agreement.


         The Company's principal executive office is located at 1834 West Third Street, Tempe, Arizona 85281, and its telephone number is (602) 894-6311.

                                  The Offering

SECURITIES OFFERED                          1,067,500  shares of Common Stock  issuable  upon  exercise of the Public Warrants.  See "DESCRIPTION OF SECURITIES."

COMMON STOCK OUTSTANDING
PRIOR TO THE OFFERING                       6,799,324 shares.

COMMON STOCK TO BE OUTSTANDING
AFTER EXERCISE OF THE PUBLIC
WARRANTS                                    7,866,824  shares (assuming exercise of all outstanding Public
                                            Warrants and  the  issuance of  all 1,067,500 shares  issuable upon such exercise).

USE OF PROCEEDS                             In the event that all of  the outstanding Public Warrants  are exercised,  the  maximum  aggregate  net  proceeds  which  the
                                            Company   would   receive   from   such   exercise   would  be
                                            approximately  $5.3  million.  To the  extent  received,  such proceeds  will be  utilized  for  working  capital and general
                                            corporate  purposes,  initially  would   be  used  to   reduce
                                            borrowings  outstanding  under  the  Company's  Senior  Credit
                                            Agreement. If no Warrants  are  exercised,  the  Company  will not receive any  additional  proceeds in connection  with this
                                            Offering.  In  addition,  the  Company  will not  receive  any proceeds  from the  sale of the  Warrant  Shares.  See "USE OF
                                            PROCEEDS."

TRADING SYMBOL                              The Common Stock is quoted on the Nasdaq National Market under the symbol MINI.

                                  Risk Factors


         See "Risk Factors" for certain factors relating to an investment in the Common Stock that should be considered by prospective investors.

                       Summary Consolidated Financial Data


         The following summary of financial data is derived from the consolidated financial statements of the Company, included elsewhere herein, and should be read in conjunction with such consolidated financial statements and the notes thereto. The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, have been audited by Arthur Andersen LLP, independent public accountants, whose report thereon appears elsewhere in this Prospectus. The consolidated financial statements for the six months ended June 30, 1996 and 1997 are unaudited.

                                                                                         Six Months
                                                    Year Ended December 31,            Ended June 30,
                                                ------------------------------       -----------------
                                                                                        (unaudited)
                                                  1994       1995        1996        1996        1997
                                                  ----       ----        ----        ----        ----
                                                   (dollars in thousands, except per share amounts):
Consolidated Statements of Operations Data:
  Revenues ...................................  $ 28,182   $ 39,905    $ 42,210    $ 19,201    $ 21,843
  Income from operations .....................     2,791      4,306       4,527       2,318       3,539
  Income before extraordinary item ...........       956        777         481         209         723
  Extraordinary item .........................      --         --          (410)       (410)       --
  Preferred stock dividend(1) ................      --        1,250        --          --          --
  Net income (loss) available to
    common shareholders ......................       956       (473)         70        (201)        723

  Earnings per common and
    common equivalent share:

  Income (loss) available to common
    shareholders before extraordi-
    nary item ................................  $   0.21   $  (0.09)   $   0.07    $   0.03    $   0.11
  Extraordinary item .........................      --         --         (0.06)      (0.06)       --
                                                --------   --------    --------    --------    --------
  Net income (loss) available to
    common shareholders ......................  $   0.21   $  (0.09)   $   0.01    $  (0.03)   $   0.11
                                                ========   ========    ========    ========    ========


                                                         At December 31,                 At June 30,
                                                 -------------------------------    --------------------
                                                                                        (unaudited)
                                                  1994       1995         1996        1996        1997
                                                 --------   --------    --------    --------    --------
                                                                 (dollars in thousands):

Consolidated Balance Sheet Data:
  Total assets ...............................  $ 40,764   $ 54,342    $ 64,816    $ 57,001    $ 73,217
  Long term line of credit ...................      --        4,099      26,406      18,379      33,776
  Long term debt and obligations
    under capital leases, including
    current portion ..........................    16,140     24,533      13,742      15,209      12,676
  Total stockholders' equity .................    11,275     16,160      16,209      15,937      16,932

----------------
(1) In accordance with the accounting treatment announced by the staff of the Securities and Exchange Commission ("SEC") at the March 13, 1997 meeting of the Emerging Issues Task Force ("EITF"), the Company recorded a prefered stock dividend at December 31, 1995. See note 10 of Notes to Consolidated Financial Statements.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

         Except for historical information contained herein, this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the Company intends that such forward-looking statements be subject to the safe harbors created thereby. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results may differ materially from such statements. Factors that cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," as well as those discussed elsewhere in this Prospectus and the documents incorporated herein by reference. Although the Company believes that the assumptions underlying its forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. In addition, as disclosed under "Risk Factors," the business and operations of the Company are subject to substantial risks which increase the uncertainties inherent in the forward-looking statements included in this Prospectus. The inclusion of such forward-looking information should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.


                                  RISK FACTORS

         In considering the matters set forth in this Prospectus, prospective purchasers of the Notes and Redeemable Warrants should carefully consider the matters set forth below as well as other information set forth in this Prospectus.

Substantial Leverage


         The Company leases containers under operating leases with its customers. The operating lease business is a capital intensive business. The typical operating lease transaction requires a cash investment by the Company of a percentage of the original cost of acquiring and refurbishing used containers or manufacturing new containers or other structures in its lease fleet. This cash investment, commonly known in the equipment leasing industry as an "equity investment," is typically 10% to 20% of the cost of a finished container. The Company's equity investment is typically financed with either the proceeds of the sale of equity or debt securities or internally generated funds. The other 80% to 90% of the cost of a finished container is typically financed with borrowings. Consequently, the Company generally carries a high outstanding indebtedness amount. In addition to indebtedness outstanding under the Senior Credit Agreement, the Company in October 1997 issued $6.9 million of its 12% Senior Subordinated Notes Due 2002 (the "Senior Notes"). As of June 30, 1997, on a pro forma basis, after giving effect to the sale of the Senior Notes and the application of the estimated proceeds therefrom, the aggregate amount of indebtedness of the Company would have been approximately $57.0 million. See "Capitalization." The Company may incur additional indebtedness in the future, subject to certain limitations contained in the Senior Credit Agreement. The Company's ability to satisfy its annual interest and principal payments on its indebtedness or to refinance its obligations with respect to its indebtedness or sell assets or raise equity capital to satisfy such obligations will depend largely upon its performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. See "Business-Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

Uncertainty in Supply and Price of Used Containers

         The Company purchases used ocean-going shipping containers which comprise a majority of the storage containers which the Company leases. The Company's ability to obtain used containers for its lease fleet is subject in large part to the availability of these containers in the market. The availability to the Company of used cargo containers is in part subject to international trade issues and the demand for containers in the ocean cargo shipping business. Should there be a shortage in supply of used containers, the Company could supplement its lease fleet with new manufactured containers. However, should there be an overabundance of these used containers available, it is likely that prices would fall. This could result in a reduction in the lease rates the Company could obtain from its container leasing operations. It could also cause the appraised orderly liquidation value of the containers in the lease fleet to decline.

Uncertainty of Additional Financing to Sustain Growth


         The Company believes that its current capitalization, together with borrowings available under the Senior Credit Agreement, is sufficient to maintain its current level of operations. However, the Company's ability to sustain recent-period financial and operating results is materially dependent upon the availability of credit and equity to support continued increase in the size of its container lease fleet. At October 20, 1997, the Company had borrowings of approximately $32.5 million outstanding under the Senior Credit Agreement. While the Company believes that the net proceeds from the sale of the Senior Notes together with borrowings under the Senior Credit Agreement provide sufficient capital to permit continued growth at recent levels, there can be no assurance that such financial resources will be sufficient to sustain recent growth levels throughout the Company's fiscal year beginning January 1, 1998. During fiscal 1996, the cost of used ocean-going containers, which the Company purchases and refurbishes, increased materially as compared to prior periods. Although used container prices stabilized and then decreased during the first six months of 1997, there can be no assurance that current price levels will continue, and if the cost of used containers increases over existing levels, the Company would be required to secure additional financing through debt or equity offerings, additional borrowings or a combination of these sources (in addition to any net proceeds from the exercise of any of the Public Warrants) in order to sustain recent-period growth levels. However, there is no assurance that any such financings will be obtained or obtained on terms acceptable to the Company. The availability of borrowings under the Senior Credit Agreement is dependent upon the orderly liquidation value of the Company's container lease fleet. A significant reduction in such values may adversely affect the Company's ability to finance its business through the Senior Credit Agreement. See "Business-Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."


Container Fleet Utilization

         Historically, the Company has maintained container fleet utilization levels in the 85-to-92% range. During 1996, the Company's container fleet utilization level was 90% and at June 30, 1997 was 87%. Should the Company experience an unexpected decline in demand for its lease units due to economic conditions, an increase in competition, an increase in supply of used containers or any other reason, the Company would expect to dispose of containers in order to maintain acceptable utilization levels. If this were to occur at a time when the market price of used containers has declined, it could result in losses on the sale of these containers. In addition, the Company's operating results would be adversely affected because it would continue to be subject to the high fixed costs of its branch operations but it would have reduced lease revenues.

Risk of Senior Debt Covenant Defaults

         The Company's obligations under the Senior Credit Agreement are secured by a lien in favor of its lenders covering substantially all of the assets of the Company. The Company is required to comply with certain covenants and restrictions, including covenants relating to the Company's financial condition and results of operations. If the Company is unable or fails to comply with the covenants and restrictions of the Senior Credit Agreement, the lenders would have the right not to make loans under the Senior Credit Agreement and to require early payment of outstanding loans. The lack of availability of loans or the requirement to make early repayment of loans would have a material adverse effect on the Company. See "Management's Discussion and Analysis Financial Condition and Results of Operations - Liquidity and Capital Resources."

Uncertainty of Future Financial Performance, Fluctuations in Operating Results

         The Company's results of operations may vary from period to period due to a variety of factors which affect demand for the Company's products and influence the Company's operating costs and margins, including general economic and industry conditions, availability of and cost increases of used containers from which the Company builds its container fleet, changes in marketing and sales expenditures, pricing pressures, market acceptance of the Company's products, particularly in new market areas in which the Company may expand, expenditures to acquire or start-up and integrate into the Company's operations new businesses which the Company seeks to acquire as part of its expansion
strategy,   and  the  introduction  of  new  products  by  the  Company  or  its competitors.

Fluctuations in Raw Materials Costs and Supply

         The Company purchases used ocean-going shipping containers, steel, vinyl, wood, glass and other raw materials from various suppliers. While all such materials are available from numerous independent suppliers, commodity raw materials are subject to fluctuations in price. Because such materials in the aggregate constitute significant components of the Company's cost of goods sold, such price fluctuations could have a material adverse effect on the Company's results of operations. Although the Company believes that it can pass on gradual increases in raw material prices, there can be no assurance that the Company will continue to be able to do so in the future. In addition, sharp increases in material prices are more difficult to pass through to the customer in short a period of time and may negatively impact the short-term financial performance of the Company.

Potential Adverse Effects of Government Regulation

         The Company's manufacturing and storage facilities are subject to regulation by a number of governmental authorities, including regulations relating to occupational health and safety and to environmental issues as well as federal and state laws governing such matters as overtime and minimum wages. The Company believes that its operations comply in all material respects with all applicable regulatory requirements. However, any failure to comply with applicable regulations, or the adoption of new regulations or changes in existing regulations, could impose additional compliance costs on the Company, require a cessation of certain activities or otherwise have a material adverse impact on the Company's business and results of operations.

Competition

         The Company believes that its products, services, pricing and manufacturing capabilities allow it to compete favorably in each of the on-site leasing, off-site leasing and sales segments of the Company's markets in the areas it currently operates. However, the Company's ability to continue to compete favorably in each of its markets is dependent upon many factors, including the market for used ocean-going shipping containers and the cost of steel.

         The Company believes that competition in each of its markets may increase significantly in the future. It is possible that some such competitors will have greater marketing and financial resources than the Company. As competition increases, significant pricing pressure and reduced profit margins may result. Prolonged price competition, along with other forms of competition, could have a material adverse affect on the Company's business and results of operations. See "Business-Competition."

Reliance on Key Employees

         The Company is substantially dependent on the personal efforts and abilities of Richard E. Bunger, the Company's founder and its Chairman, Steven
G. Bunger, the Company's President and Chief Executive Officer, and Lawrence Trachtenberg, the Company's Executive Vice President and Chief Financial Officer. The loss or unavailability of any of these officers or certain other key employees for any significant period of time could have a material adverse effect on the Company's business prospects or earning capacity.

Management Control


         The Company's executive officers and directors as at October 20, 1997 own an aggregate of approximately 2,646,350 shares, or 38.3% of the outstanding Common Stock. Richard E. Bunger, the Company's Chairman, beneficially owns approximately 34.6% of the Common Stock outstanding. Consequently, the executive officers and directors of the Company collectively, and Mr. Bunger individually, have substantial influence in the election of all members of the Board of Directors and therefor on the direction of the Company's business and affairs.


Anti-Takeover Considerations


         The Company's Board of Directors has proposed that the Company's shareholders adopt at the Company's 1997 annual meeting a group of proposals, including amendments to the Company's Certificate of Incorporation which could, together or separately, discourage potential acquisition proposals, delay or prevent a change in control of the Company, and limit the price that certain investors might be willing to pay in the future for the Company's Common Stock. These proposals include a classified board of directors and a provision barring shareholder action by written consent. The Company is also subject to Section 203 of the Delaware General Corporation Law, which may also inhibit a change in control of the Company. In addition, the provisions of certain executive employment agreements and stock option agreements may result in economic benefits to the holders thereof upon the occurrence of a change in control.


                                 USE OF PROCEEDS


         In the event that all of the Public Warrants are exercised, the Company will receive maximum gross proceeds of $5,337,500 from the exercise of the Public Warrants. Accordingly, the maximum net proceeds which the Company would receive from such exercise, after deduction of expenses of approximately $30,000 incurred in connection with this Offering, would be approximately $5,307,500. The Company intends to utilize the net proceeds of the Offering to repay a portion of borrowings outstanding under the revolving credit line portion of the Senior Credit Agreement, which borrowings totaled approximately $32.5 million at October 20, 1997. Interest accrues on borrowings under the Senior Credit Agreement at the Company's option at either prime plus 1.5% (10.0% per annum at October 20, 1997) or the Eurodollar rate (as defined) plus 3% per annum.

         On October 24, 1997, the last sale price quoted on Nasdaq for the Common Stock was $6.25 per share. Although it is possible that the Warrants, exercisable at $5.00 per share, may be exercised if the market price of the Common Stock continued to exceed such exercise price prior to the February 17, 1998 expiration date of the Public Warrants, it is impossible to predict how many of the Warrants will be exercised and the amount of the proceeds, if any, realizable therefrom.

                           PRICE RANGE OF COMMON STOCK

         The Common Stock trades on the Nasdaq National Market under the symbol "MINI." Prior to December 26, 1995, the Common Stock was traded on the Nasdaq SmallCap Market. The following table sets forth, for the indicated periods, the high and low sale prices for the Common Stock as reported by the Nasdaq Market. The quotations set forth below reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

                                                        High          Low
                                                        ----          ---
        Fiscal 1995
                 First Quarter.................       $ 4.500       $3.500
                 Second Quarter................       $ 5.000       $3.625
                 Third Quarter.................       $ 6.125       $4.750
                 Fourth Quarter................       $ 5.875       $3.625
        Fiscal 1996
                 First Quarter.................       $ 4.375       $2.875
                 Second Quarter................       $ 4.437       $3.375
                 Third Quarter.................       $ 4.375       $2.812
                 Fourth Quarter................       $ 4.500       $3.000
        Fiscal 1997
                 First Quarter.................       $ 3.625       $3.000
                 Second Quarter................       $ 4.500       $3.000

                 Third Quarter ................       $ 5.375       $4.437
                 Fourth Quarter(1).............       $ 6.250       $5.000
---------------------
(1)      Through October 24, 1997.


         The Company has approximately 67 holders of record of its Common Stock. The Company believes it has in excess of 400 beneficial owners of its Common Stock. Holders of the Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of the Company. To date, the Company has neither declared nor paid any cash dividends on its Common Stock, nor does the Company anticipate that cash dividends will be paid in the foreseeable future. Additionally, the Senior Credit Agreement prohibits the payment of dividends.

                                 DIVIDEND POLICY

         Cash dividends have not been paid on the Common Stock. The Company presently intends to retain earnings to finance the development and growth of its business. Accordingly, the Company does not anticipate that any dividends will be declared on the Common Stock for the foreseeable future. Future payment of cash dividends, if any, will depend upon the Company's financial condition, results of operations, business conditions, capital requirements, future prospects and other factors deemed relevant by the Company's Board of Directors. The Senior Credit Agreement prohibits the payment of dividends on any class of the Company's capital stock.

         In connection with the issuance of its Series A Convertible Preferred Stock, the Company recorded a preferred stock dividend of $1,250,000 at December 31, 1995 in accordance with the accounting treatment announced by the staff of the SEC at the March 13, 1997 meeting of the EITF, as the Series A Convertible Preferred Stock had "beneficial conversion" features which permitted the holders to convert their holdings to common shares at a fixed discount off of the market price of the common shares when converted. The effect of the dividend resulted in a decrease in earnings per share applicable to common shareholders of $.25. See note 10 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION


         The following table sets forth at June 30, 1997, the short-term debt and capitalization of the Company as adjusted to give effect to (i) the sale of the Bridge Notes and warrants and the application of the net proceeds of approximately $2.8 million therefrom, (ii) the sale of the Senior Notes and the Redeemable Warrants on October 14, 1997 and the application of the estimated net proceeds of approximately $6.0 million therefrom and (iii) the issuance of the 1,067,500 Warrant Shares subject to the Public Warrants at the Public Warrant exercise price of $5.00 per share and application of the estimated net proceeds of approximately $5.3 million therefrom. This table should be read in conjunction with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere herein.

                                                                                 June 30, 1997
                                                                       --------------------------------
                                                                          Actual           As adjusted
                                                                       ------------        ------------
Short-term debt:
  Current portion of long-term debt ..................................   $  1,494,925        $  1,494,925
  Current portion of obligations under capital leases ................      1,993,239           1,993,239
                                                                         ------------        ------------
    Total short-term debt ............................................      3,488,164           3,488,164
                                                                         ------------        ------------
Long-term debt:
  Senior Credit Agreement(1) .........................................     33,776,461          22,507,961
  Bridge Notes .......................................................              -                   -
  Senior Subordinated Notes due 2002(2) ..............................              -           6,639,180
  Other long-term debt, excluding current portion ....................      5,101,700           5,101,700
  Obligations under capital leases, excluding current portion ........      4,086,298           4,086,298
                                                                         ------------        ------------
    Total long-term debt .............................................     42,964,459          38,335,139
                                                                         ------------        ------------

Stockholders' equity:
  Common Stock, $.01 par value; 17,000,000 shares authorized,
    6,739,324 issued and outstanding, 7,866,824 as adjusted(3)........         67,393              78,668
  Additional paid-in-capital(4) ......................................     15,588,873          21,511,543
  Retained earnings ..................................................      1,275,354           1,275,354
                                                                         ------------        ------------
    Total stockholders' equity .......................................     16,931,620          22,865,565
                                                                         ------------        ------------
    Total capitalization .............................................   $ 63,384,243        $ 64,688,868
                                                                         ============        ============

-------------
(1) Interest accrues at the Company's option at either prime plus 1.5% or the Eurodollar rate plus 3% and is payable monthly.
(2) Includes an adjustment related to the estimated fair value ascribed to all Redeemable Warrants issued in connection with the Senior Notes.
(3) Includes 60,000 shares of Common Stock issued as additional underwriting compensation on October 14, 1997 to the underwriter in connection with the public offering of the Senior Notes.
(4) Includes an increase of $260,820 related to the estimated fair value ascribed to all warrants issued in connection with the Senior Notes. The fair value has been estimated using the Black-Scholes option-pricing model with the following average assumptions: fair market value per share on the date of issuance of $4.94; dividend yield of 0%; expected volatility of 48.6%; risk-free interest rate of 5.74%; and expected lives of two years.

                                    BUSINESS

General

         Mobile Mini, Inc. designs and manufactures portable steel storage containers, portable offices and telecommunication shelters and acquires, refurbishes, and modifies ocean-going shipping containers for sales and leasing as inland portable storage units. The Company also produces certain steel products, such as portable offices, built to special order specifications. The Company has patented, proprietary or trade secret rights in all products it has designed and manufactured. The locking system for the Company's containers is patented and provides virtually impenetrable security to the storage container. The Company's main product in its storage market segment is the portable steel storage container. The Company acquires used ocean-going cargo containers which it reconditions and retrofits with its patented locking system. To compensate for supply and price fluctuations associated with acquiring used ocean-going containers, the Company also manufactures various lines of new containers, featuring the Company's proprietary "W" or "stud wall" panels. Storage container units may be significantly modified and turned into portable offices, portable storage facilities, open-sided storage and retail facilities, as well as a large variety of other applications.

         The Company sells and leases its storage containers to a wide variety of individual, business and governmental users. The Company's lease activities include both on-site and off-site leasing. "Off-site" leasing occurs when the Company leases a portable storage container which is then located at the customer's place of use. "On-site" leasing occurs when the Company stores the portable container containing the customer's goods at one of the Company's facilities, which are similar to a standard mini-storage facility, but with increased security, ease of access and container delivery and pick-up service.

         In mid-1995, the Company established a telecommunication shelter division targeted at both the domestic and international markets to complement its storage container business and diversify its product line. The Company's modular telecommunication shelters, marketed under the name "Mobile Telestructures," can be built in a variety of designs, sizes, strengths, exterior appearances and configurations. The Company has developed proprietary technology that makes these units very portable, lightweight, highly secure and virtually weather proof. The Company intends to devote additional resources toward marketing this product.

         The Company has developed technology to add a stucco finish to the exterior of its all steel buildings, making them more aesthetically appealing while retaining the strength and durability afforded by steel. This attribute is especially important to the Mobile Telestructures operations, where telecommunication companies are under pressure to use shelters and towers that blend in with their locale. In addition, in 1996, the Company introduced its ArmorKoat(TM) line of telecommunication shelters which feature a specially formulated concrete exterior coat to its steel shelters. This formulation increases the strength of the building and can meet the needs of customers that require concrete buildings.

         The Company also designs, develops and manufactures a complete proprietary line of truck trailers and other delivery systems utilized in connection with its storage container sales and leasing activities. The Company provides delivery and pick-up services for customers at their places of business, homes or other locations.

         From 1983 through 1993, the business operations of the Company were conducted as a sole proprietorship by Richard E. Bunger under the trade name "mobile mini storage systems" ("MMSS"). The business operations transferred to the Company were comprised of MMSS and a related corporation, Delivery Design Systems, Inc. ("DDS"). The Company's subsidiaries include DDS, which formerly engaged in the business of designing, developing and manufacturing truck trailers and other delivery systems for the Company's portable storage containers and Mobile Mini I, Inc. which engages in the business of acquiring and maintaining certain of the Company's facilities. The business and assets of DDS were transferred to the Company in 1996.

Marketing

         The Company markets its storage containers both directly to end-users and through its national dealer network. The Company also sells and leases its storage containers directly to end users through its branches in Phoenix and Tucson, Arizona, San Diego and Rialto, California and Houston, Dallas, San Antonio and Austin, Texas. The Company services Phoenix and Tucson from its Maricopa, Arizona plant, the greater Los Angeles, California area from its Rialto hub and its Texas operations from its Houston and Dallas/Fort Worth hubs. Marketing for individual consumer sales and rentals is primarily through Yellow Page ads, direct mailings and customer referrals.

         The  Company  markets  its Mobile  Telestructure  products  directly to
telecommunication   companies  as  well  as  to  companies   providing  turn-key
installations of shelters and towers.


         Sales are also made through the Company's national dealer network which at October 15, 1997 provided the Company's manufactured containers to 52 dealers for retail sale. Such dealers are in 80 separate locations in 28 states and two Canadian provinces. Marketing to dealers and potential dealers is primarily through direct solicitation, trade shows, trade magazine advertising and referrals. The dealers receive containers which they assemble and paint. The Company provides training in assembly and marketing to its dealers. None of the dealers are employed by the Company, nor does any dealer have a long term requirements contract for the supply of unassembled containers or any contract for training in assembly and marketing with the Company. The Company does, however, benefit from the use of its name by several dealers on the containers once they are constructed.


Leasing Operations

         The Company's primary goal is to grow the container leasing segment of its business. This business, which involves the short-term leasing of a product with a long useful life and relatively low depreciation, offers higher margins than the Company's other products and services.

         The Company has sought to grow this business by opening branch facilities in several cities in the Southwestern United States. When the Company opens a facility, it devotes substantial resources, including a sizable advertising budget, to the location. The new location therefore generates losses in early years until cash flow generated at the new location is sufficient to cover fixed costs associated with the location. Historically, profitability is not expected until approximately one to three years after the new location is opened. The actual time to profitability depends upon numerous factors, including differences in container costs compared to historic cost levels, the level of competition in the new market, the development of additional storage containers in the market by competitors and other factors which are generally beyond the Company's control.

         The Company plans to continue adding leased containers to existing locations in order to increase its profitability. During 1996, the Company entered into the Senior Credit Agreement which has enabled the Company to expand its container leasing operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The Company increased containers on lease at its branch locations at June 30, 1997 by 28% from June 30, 1996.

         The Company's plan is to continue increasing its lease fleet at existing locations at a rate in line with historical increases. Management anticipates that such an increase will positively impact profitability in fiscal 1997 and 1998, particularly if the cost of used ocean-going containers remains constant at levels prevailing during the first half of 1997. See "Risk Factors - Uncertainty in Supply and Price of Used Containers."

         The Company also intends to expand its operations into additional cities on a controlled basis. Such expansion could be through new start-up operations by the Company or through acquisitions of existing operations. Expansion through start-up operations would have the effect of reducing net income during the early years of operations while the Company increased its lease fleet at these locations. The Company has identified several potential new markets, and is investigating start-up and acquisition possibilities in those markets. As of the date of this Prospectus, the Company is not a party to any binding agreement respecting new sites or material acquisition transactions.

Financing

         The Company in recent periods has required increasing amounts of financing to support the growth of its business. This financing was required primarily to fund the acquisition of containers for the Company's lease fleet and to fund the acquisition of property, plant and equipment to support both the Company's container leasing and manufacturing operations.

         The Company finances its operations and growth primarily through the Senior Credit Agreement. The Company first entered into the Senior Credit
Agreement in March 1996, in order to improve its cash flow, increase its borrowing availability and fund its continued growth. Prior to 1996, the Company's growth was financed in part through financing of containers pursuant to capital leases or secured borrowings. These financings generally required repayment in full over a five year period and provided for interest at a fixed rate. Since the Company's containers have a useful life far in excess of five years, these financings required the Company to pay in full the debt related to a capital expenditure well in advance of the related asset's useful life. The repayment terms of these financings adversely affected cash flow and were refinanced with borrowings under the Senior Credit Agreement.

         Under the terms of the Senior Credit Agreement, the lenders originally provided the Company with a $35.0 million revolving line of credit (subsequently increased to $40.0 million) and a $6.0 million term loan. Borrowings under the Senior Credit Agreement are secured by substantially all of the Company's assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

         Available borrowings under the revolving line of credit portion of the Senior Credit Agreement are based upon the level of the Company's inventories, receivables and container lease fleet. The container lease fleet is appraised at least annually for purposes of the Senior Credit Agreement, and up to 90% of the lesser of cost or appraised orderly liquidation value may be included in the borrowing base. Interest accrues at the Company's option at either the prime rate plus 1.5% or the Eurodollar rate plus 3% and is payable monthly or at the end of the term of any Eurodollar borrowing. The term of this line of credit is three years, with a one-year extension option.

         The Senior Credit Agreement contains several financial covenants, requires minimum utilization rates for the Company's lease fleet, limits capital expenditures, acquisitions, changes in control, the incurrence of additional debt and the repurchase of common stock, and prohibits the payment of dividends.

Patents, Trade Names and Trade Secrets

         The Company has eight patents issued by and four patents pending with the U.S. Patent and Trademark Office related to the design and application of its products. The Company may process other patent applications for additional products if and when developed, to the extent the Company deems such applications appropriate. "mobile mini" and "mobile mini storage systems" are registered trade names and service marks in the United States and Canada. The Company has applied to have "mobile telestructures" registered as a trade name and service mark in the U.S. and Canada.

         The patents as well as the various state trade secret laws afford proprietary protection to the Company's products, including the unique locking system and design of its manufactured products. The Company has in place several access control and proprietary procedure policies implemented to meet the requirements of protecting its trade secrets under applicable law. The Company follows a policy of aggressively pursuing claims of patent, trade name, service mark and trade secret infringement. The Company does not believe that its products and trademarks or other confidential and proprietary rights infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future.

Customers

         The market for the Company's products can generally be divided into four distinct areas - retail, residential, commercial and institutional/governmental. Revenues are derived from either rentals or sales directly to customers or through sales to the Company's dealers.

         The Company's customer profile is diverse and does not rely on one industry. Instead, the Company targets several different markets within various geographic areas. For the year ended December 31, 1996, the Company's customers fall into the following categories and approximate percentages of units leased/sold: (i) with respect to leasing: retail and wholesale businesses, 52%; homeowners, 17%; construction, 22%; institutions, 4%; government, industrial and other, 5%; (ii) with respect to sales: retail and wholesale businesses, 54%; homeowners, 5%; construction, 12%; institutions, 14%; government, industrial and other, 15%.

         Customers utilize the Company's storage units in a variety of ways. For example, retail companies use the Company's storage units for extra warehousing; real estate development companies utilize the Company's products to securely store equipment, tools and materials; and governmental agencies such as the U.S. Armed Forces and the U.S. Drug Enforcement Agency lease and buy the Company's high-security, portable storage units to store equipment and other goods.

Competition

         Because the Company competes in several market segments, no one entity is known to be in direct competition with the Company in all its market segments. With respect to its on-site leasing activities, the Company competes directly with conventional mini-storage warehouse facilities in the localities in which it operates. The Company's on-site leasing competitors include U-Haul, Public Storage and Shurgard Storage Centers. With respect to off-site leasing and sales, the Company has several competitors, which include Haulaway, Mobile Storage, National Security Containers, and a large number of smaller competitors. The Company believes that its products, services, pricing and manufacturing capabilities allow it to compete favorably in each of the on-site leasing, off-site leasing and sales segments of the Company's markets in the areas it currently operates.

         The Company's Mobile Telestructures division competes against several competitors that supply shelters, the largest of which the Company believes to be Fibrebond Corporation, the Rohn division of UNR Industries and the Andrew Corporation.

         Management believes that the Company has a number of competitive advantages both in terms of products and operations. Among its products' patented features is the locking system which serves to meet the customer's primary concern, security. Based on reports from customers who have suffered burglary attempts, the Company's locking system is extremely difficult to defeat. The Company's delivery trailers have largely been designed and built by the Company and certain key features have patent potential which the Company may pursue. These proprietary delivery systems, which are specifically designed to transport, load and unload containers, allow the Company to deliver containers economically in otherwise inaccessible locations.

         Operationally, the Company manufactures containers from raw steel as an alternative to using ocean-going containers. In the event ocean-going containers are in short supply or become uneconomical to retrofit to the needs of the Company, the Company can manufacture its own container product. The Company will continue to manufacture new storage units for inclusion primarily in its sales inventory and also in its lease fleet.

         The Company's ability to continue to compete favorably in each of its markets is dependent upon many factors, including the market for used ocean-going containers and the costs of steel. During 1996, the price of used steel cargo containers increased by approximately 20%, although prices declined somewhat during the first six months of 1997. Management believes that the Company's container manufacturing capabilities makes the Company less susceptible than its competitors to ocean-going container price fluctuations, particularly since the cost of used containers is affected by many factors, only one of which is the cost of steel from which the Company can manufacture new containers.

         The Company believes that competition in each of its markets may increase significantly in the future. It is possible that some such competitors will have greater marketing and financial resources than the Company. As competition increases, significant pricing pressure and reduced profit margins may result. Prolonged price competition, along with other forms of competition, could have a material adverse affect on the Company's business and results of operations. Additionally, as the Company continues to expand its operations into new markets, start-up costs incurred reduce the Company's overall profit margins.

Employees


         As of October 17, 1997, the Company had approximately 820 full time employees at all of its locations. The Company believes that its continued success depends on its ability to attract and retain highly qualified personnel. The Company's employees are not represented by a labor union and the Company has no knowledge of any current organization activities. The Company has never suffered a work stoppage and considers its relations with employees to be good.

Properties

         The Company has four manufacturing centers located in Maricopa, Arizona, Rialto, California, and Houston and Dallas/Fort Worth, Texas. Sales and leasing are conducted from Phoenix, Rialto, Houston and Dallas/Fort Worth in addition to four other locations.

         The Company's primary manufacturing center is located in a heavy-industry zoned industrial park near Maricopa, Arizona, approximately 30 miles south of Phoenix. The facility is seven years old and is located on an approximately 45 acre industrial site. Twenty-three acres of this site were purchased from Richard E. Bunger in 1996. See, "Certain Relationships and Related Transactions." The facility includes nine manufacturing buildings, totaling approximately 130,000 square feet, which house manufacturing, assembly, construction, painting and vehicle maintenance operations.

         The Phoenix, Arizona sales and leasing branch services the Phoenix metropolitan area from its approximately 10.7 acre facility. All Phoenix marketing and any on-site storage is conducted from this site. Approximately 3.4 acres are owned by the Company, approximately 5.8 acres are leased from non-affiliated parties and the remaining 1.5 acres are owned by members of the Bunger family and are under lease at what management believes to be competitive market rates. See "Certain Relationships and Related Transactions."

         The Rialto, California sales and leasing hub is approximately 10 acres in size, with three industrial shops used for modification of ocean-going containers, assembly of the Company's manufactured containers and on-site leases. The Rialto facility serves as the Company's southern California hub and supports the San Diego branch. The Rialto site is owned by a corporation owned by Richard E. Bunger, and is leased to the Company at what management believes to be competitive market rates. See "Certain Relationships and Related Transactions."

         The Texas operations are supported by hub facilities in Houston and Dallas/Fort Worth. Both facilities contain manufacturing centers, sales and leasing operations and on-site storage facilities. The Houston facility is located on seven acres with six buildings totaling approximately 34,400 square feet. The Dallas/Fort Worth facility, which is owned by the Company, is located on 17 acres with six buildings totaling approximately 36,600 square feet.

         The Company's administrative and sales offices are located in Tempe, Arizona. The facilities are leased by the Company from an unaffiliated third party and have approximately 28,800 square feet of space which the Company anticipates will meet its needs for the near-term. The Company's lease term is through December 2000.

         In addition to its administrative offices and manufacturing facilities, the Company has facilities used for sales, leasing and onsite storage. The major properties owned or leased by the Company are listed in the table below:

     Location                            Use                          Area            Title
     --------                            ---                          ----            -----
Tempe, Arizona              Sales and administration               28,800 sq. ft.    Leased
Maricopa, Arizona           Manufacturing                          44.8 acres        Owned(1)
Rialto, California          Sales, leasing, manufacturing and      10 acres          Leased(2)
                            on-site storage
Houston, Texas              Sales, leasing, manufacturing and      7.0 acres         Leased
                            on-site storage
Phoenix, Arizona            Sales, leasing and on-site storage     10.7 acres        Owned(1)/leased(3)
Tucson, Arizona             Sales, leasing and on-site storage     2.7 acres         Leased(4)
San Diego, California       Sales, leasing and on-site storage     5.0 acres         Leased
Dallas, Texas               Sales, leasing, manufacturing and      17 acres          Owned(1)
                            on-site storage
San Antonio, Texas          Sales, leasing and on-site storage     3.0 acres         Leased
Round Rock, Texas(5)        Sales, leasing and on-site storage     5.0 acres         Leased

-------------------------------

(1) Pledged pursuant to the Senior Credit Agreement. See "The Company - Financing."

(2) Leased by the Company from an affiliate of Richard E. Bunger. See "Certain Relationships and Related Transactions."

(3) Of the 10.7 acres comprising these sites, 3.4 acres are owned by the Company and 1.5 acres are subject to long-term leases from members of the Bunger family. See "Certain Relationships and Related Transactions."

(4) This property is leased by the Company from members of the Bunger family. See "Certain Relationships and Related Transactions."

(5)      A community of the Austin, Texas metropolitan area.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected financial data as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 has been derived from the audited consolidated financial statements of the Company included herein. The selected financial data as of December 31, 1992, 1993 and 1994 and for the years ended December 31, 1992 and 1993 has been derived from audited financial statements not included herein. The selected consolidated financial data presented as of and for the six month periods ended June 30, 1996 and 1997 have been derived from the unaudited interim consolidated financial statements of the Company and has been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments necessary for a fair presentation of the results of operations and financial condition for such periods.

                                                                                                        Six Months
                                                       Year Ended December 31,                         Ended June 30,
                                        -------------------------------------------------------    --------------------
                                                                                                        (unaudited)
                                        1992(1)(2)    1993(1)     1994       1995        1996        1996        1997
                                        ----------    -------    ------     ------      ------      ------      ------
                                                       (dollars in thousands, except per share amounts):
Consolidated Statement of
  Operations Data:
  Revenues ............................   $ 12,001   $ 17,122   $ 28,182   $ 39,905    $ 42,210    $ 19,201    $ 21,843
  Income from operations ..............        710      1,514      2,791      4,306       4,527       2,318       3,539
  Income before extraordinary item ....        116        276        956        777         481         209         723
  Extraordinary item ..................        185       --         --         --          (410)       (410)       --
  Preferred stock dividend(3) .........       --         --         --        1,250        --          --          --
  Net income (loss) available to common
    shareholders ......................        301        276        956       (473)         70        (201)        723

Earnings per common and common
  equivalent share:

  Income (loss) available to common
    shareholders before extraordinary
    item ..............................   $   0.04   $   0.10   $   0.21   $  (0.09)   $   0.07    $   0.03    $   0.11
  Extraordinary item ..................       0.07       --         --         --         (0.06)      (0.06)       --
                                          --------   --------   --------   --------    --------    --------    --------
  Net income (loss) available to common
    shareholders ......................   $   0.11   $   0.10   $   0.21   $  (0.09)   $   0.01    $  (0.03)   $   0.11
                                          ========   ========   ========   ========    ========    ========    ========

                                                              At December 31,                           At June 30,
                                          -----------------------------------------------------    ---------------------
                                                                                                        (unaudited)
                                             1992       1993       1994       1995        1996        1996         1997
                                           -------    -------    -------    --------    -------     -------     --------
                                                                (dollars in thousands):

Consolidated Balance Sheet Data:
  Total assets .........................   $14,773    $20,082    $40,764    $54,342     $64,816     $57,001     $73,217
  Long term lines of credit ............      --         --         --        4,099      26,406      18,379      33,776
  Long term debt and obligations under
    capital leases, including current
    portion ............................     6,622      9,334     16,140     24,533      13,742      15,209      12,676
  Total stockholders' equity ...........     5,713      3,292(4)  11,275     16,160      16,209      15,937      16,932

                                          (Footnotes for the table on next page)

-------------------------
(1) Prior to 1994, the Company's predecessor was operated as a sole proprietorship. Per share information are therefore calculated on a pro forma basis assuming that the only common stock outstanding was that issued to Richard E. Bunger at the time the Company was capitalized and all significant transactions for the transfer of assets to the Company have been eliminated for the pro forma statements.

(2) Certain amounts have been restated to conform with subsequent years' presentation.

(3) In accordance with the accounting treatment announced by the staff of the SEC at the March 13, 1997 meeting of the EITF, the Company recorded a prefered stock dividend at December 31, 1995. See note 10 of Notes to Consolidated Financial Statements.

(4) The capitalization of the Company effective on December 31, 1993 resulted in a change in tax status from a sole proprietorship to a C-corporation, which resulted in the Company recognizing a net deferred tax liability of approximately $2,393,000.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         The Company designs and manufactures portable steel storage containers, portable office and other modular buildings, and telecommunication's equipment shelters and modifies ocean-going shipping containers which it sells and leases as inland portable storage units. The Company also designs and manufactures a variety of delivery systems to complement its storage container sales and leasing business. The Company's manufacturing, sales and leasing facilities are located in the states of Arizona, Texas and southern California, and are supplemented by the Company's national dealer network. The Company has increased its revenues from $12.0 million in the fiscal year ended December 31, 1992 to $42.2 million in the fiscal year ended December 31, 1996, and increased its total assets from $14.8 million at December 31, 1992 to $64.8 million at December 31, 1996. At June 30, 1997, total assets were $73.2 million.

         The leasing of containers stored on-site at the Company's locations (similar to traditional mini-storage warehouses) as well as the leasing of containers stored off-site is becoming a more significant portion of the Company's business and is contributing to the Company's growth. Between December 31, 1992 and June 30, 1997, the number of units at the Company's leasing locations increased by 282%.

         As the leasing operations are the most profitable of the Company's operations, management plans to increase the level of these operations, especially at existing locations. In addition, the Company expects to open additional facilities on a controlled basis at locations which management believes can become profitable over a relatively short period of time, consistent with the Company's historical experience.

Results of Operations

         The following table sets forth, for the periods indicated, the percentage of total revenue represented certain items in the Consolidated Financial Statements of the Company included elsewhere herein. The table and the discussion below should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                                                       Six Months
                                                       Year Ended December 31,       Ended June 30,
                                                     ---------------------------   -----------------
                                                       1994      1995      1996      1996      1997
                                                     -------   -------   -------   -------   -------
Revenues:
  Container and modular building sales ...........      65.6%     60.8%     56.0%     55.5%     49.2%
  Leasing ........................................      25.5      30.6      32.3      33.0      36.6
  Other ..........................................       8.9       8.6      11.7      11.5      14.2
                                                     -------   -------   -------   -------   -------
     Total revenues ..............................     100.0     100.0     100.0     100.0     100.0

Costs and expenses:
  Cost of container and modular building sales ...      49.3      47.9      47.2      47.1      36.7
  Leasing, selling and general expenses ..........      38.5      38.0      36.3      36.9      42.5
  Depreciation and amortization ..................       2.2       3.3       4.1       3.9       4.6
  Restructuring charge ...........................       --        --        1.7       --        --
                                                     -------   -------   -------   -------   -------
Income from operations ...........................      10.0      10.8      10.7      12.1      16.2
Other income (expenses):
  Interest income and other ......................       0.6       0.7       0.5       --        --
  Interest expense ...............................      (4.5)     (8.0)     (9.2)    (10.2)    (10.3)
                                                     -------   -------   -------   -------   -------
Income before provision for income taxes and
  extraordinary item .............................       6.1       3.5       2.0       1.9       5.9
Provision for income taxes .......................       2.7       1.5       0.9       0.9       2.6
                                                     -------   -------   -------   -------   -------
Income before extraordinary item .................       3.4       2.0       1.1       1.0       3.3
Extraordinary item ...............................       --        --       (1.0)     (2.1)      --
                                                     -------   -------   -------   -------   -------

Net income (loss) ................................       3.4       2.0       0.1      (1.1)      3.3
Preferred stock dividend .........................       --       (3.1)      --        --        --
                                                     -------   -------   -------   -------   -------
Net income (loss) available to common shareholders       3.4%     (1.1%)     0.1%     (1.1%)     3.3%
                                                     =======   =======   =======   =======   =======

Six Months Ended June 30, 1997 Compared to Six Months Ended June 30, 1996

         Revenues for the six months ended June 30, 1997 were $21,843,000 which represents a 13.8% increase over revenues of $19,201,000 for the six months ended June 30, 1996. Revenues from the sales of the Company's products increased 0.7%, while the revenues from the leasing of portable storage containers and from the Company's trucking and other related leasing activities increased 30.0% and represented 50.8% of total revenue compared to 44.5% for the same period in 1996. This increase in lease and lease related revenues primarily is a result of a 20.0% increase in the average number of containers on lease, an increase in the average container rental rate, yielding 3.1%, and an increase in other income, including trucking services income and loss limitation waiver income.

         Cost of container and other sales as a percentage of container and other sales for the six months ended June 30, 1997 was 74.6% compared to 84.8% for the same period in 1996. This decrease primarily resulted from an increase in sales of the Company's higher margin telecommunication shelters, and the discontinuation of the Company's modular building line, which produced lower margins during fiscal 1996.

         Leasing, selling and general expenses were 42.5% of total revenue for the six months ended June 30, 1997 compared to 36.9% in the six months ended June 30, 1996. The increase is primarily related to additional operating costs to support the increased leasing operations. These additional costs included higher maintenance costs associated with a larger trucking fleet, additional equipment to maintain, service and transport a larger container lease fleet, and increased personnel costs and related benefits to support the growth of the leasing operations.

         Interest expense was 10.3% of revenues during the six months ended June 30, 1997 compared to 10.2% of revenues during the six months ended June 30, 1996. This increase is related to financing the Company's growth in its container lease fleet and equipment which permitted the Company to substantially increase its leasing revenue. This increase is partially offset by a 1.9% decrease in the Company's weighted average borrowing rate as a result of lower interest rates under the Senior Credit Agreement (including the effect of amortization of additional debt issuance costs in connection with the Senior Credit Agreement).

         Depreciation and amortization increased from 3.9% of revenues for the six month period ended June 30, 1996 to 4.6% for the six month period ended June 30, 1997. This increase is related to the increase in the Company's lease fleet and the acquisition of additional equipment at the Company's various locations.

         The Company posted a net income of $723,000, or $0.11 per share for the six months ended June 30, 1997 compared to net income before extraordinary item of $209,000 or $0.03 per share during the prior year. This increase is primarily a result of increased revenues and the higher profit margins on sales partially offset by higher administrative costs. The Company's effective tax rate remained unchanged at 44.0%. During the quarter ended March 31, 1996, the Company prepaid certain debt and capital leases in connection with entering into the Senior Credit Agreement. The Company recognized an extraordinary charge to earnings of $410,000 or $.06 per share, net of the benefit for income taxes, as a result of this early extinguishment of debt.

Fiscal 1996 Compared to Fiscal 1995

         Revenues for the year ended December 31, 1996 increased to $42,210,000 from $39,905,000 during 1995. Revenues during 1995 included $3,645,000 of container sale revenue recorded under sale-leaseback transactions. The revenue from sale-leaseback transactions was offset by an equal cost of container sales and did not produce any gross margin. The Company did not enter into sale-leaseback transactions during 1996. Excluding the effect of these sale-leaseback transactions, revenues increased by 16.4% from 1995 to 1996, primarily the result of increases in both sales and leasing revenues generated from existing branch locations and the sale of certain used modular buildings that had been previously leased. The Texas operations, which commenced in late 1994, sustained growth and contributed 8.5% to the Company's container sale revenues and 15.8% to its leasing revenues during 1996 as compared to 7.0% and 9.6%, respectively, in 1995. The dealer and telecommunication shelter division contributed 25.5% and 4.1%, respectively, of the sales revenues in 1996 as compared to 27.2% and 5.8%, respectively, in 1995. Revenues related to container and modular building sales and leasing activities increased 14.5% and 11.7%, respectively, from the prior year, exclusive of container sale revenue recorded under sale-leaseback transactions.

         Excluding the effect of sale-leaseback transactions, cost of container and modular building sales as a percentage of container and modular building sales increased to 84.4% compared to 74.8% for the prior year. This increase is attributable to the mix of products sold, a shortage in supply of used containers, which caused an increase in the acquisition cost of these containers, in addition to an increase in sales of manufactured new containers which typically result in lower margins to the Company, and a refinement in the Company's allocation of certain indirect manufacturing costs.

         Excluding the effect of sale-leaseback transactions, leasing, selling and general expenses were 36.3% of total revenue in 1996, compared to 41.8% in 1995. The decrease primarily results from the continued efficiencies obtained by the Company's Texas operations, which were in their start-up phase during 1995, and to the Company passing certain property tax expenses on to customers.

         The Company recorded a restructuring charge of $700,000, or 1.7% of total revenue in 1996. There was no similar charge in 1995. The Company previously was involved in the manufacture, sale and leasing of modular steel buildings in the State of Arizona. These buildings were used primarily as portable schools, but could be used for a variety of purposes. Although the Company believes its modular buildings were superior to the wood-framed buildings offered by its competitors, the Company was not able to generate acceptable margins on this product line, and implemented a strategic restructuring program designed to concentrate management effort and resources and better position itself to achieve its strategic growth objectives. As a result of this program, the 1996 fiscal year results includes the restructuring charge which was comprised of the write-down of assets used in the Company's discontinued modular building operations and related severance obligations of $300,000, and the write-down of other fixed assets of $400,000.

         Income from operations was $4,527,000 in 1996 compared to $4,345,000 in 1995. Excluding the restructuring charge, income from operations would have been 12.4% of total revenue in 1996 as compared to 12.0% in 1995.

         Interest expense increased to $3,894,000 in 1996 compared to $3,212,000 in 1995. This increase in interest expense was primarily the result of an increase in the average balance of debt outstanding of 51.4% compared to 1995 (incurred in order to finance the substantial increase in the Company's equipment and container lease fleet), along with the related amortization of debt issuance costs, partially offset by a decrease of 3.0% in the Company's weighted average borrowing rate resulting from lower interest rates under the Senior Credit Agreement.

         Depreciation and amortization increased to 4.1% of revenues in 1996, from 3.3% in 1995, and is directly related to the expansion of the Company's manufacturing facility along with the substantial growth in the Company's lease fleet and additional support equipment at the Company's sales and leasing locations.

         The Company had income before extraordinary item of $481,000, or $.07 per share in 1996, compared to net income of $777,000, or $.16 per share in 1995 before the effect of dividends on the Company's Series A Convertible Preferred Stock of $(.25) per share (see note 10 of Notes to Consolidated Financial Statements). This decrease primarily resulted from the $700,000 restructuring charge recorded by the Company in the fourth quarter of 1996 discussed above. Excluding this charge, 1996 earnings before extraordinary item were approximately $873,000, or $.13 per share. The weighted average common shares outstanding at the end of 1996 increased by 34% from the prior year due to the issuance of additional common stock in 1996 pursuant to the conversion of the Series A Convertible Preferred Stock, issued during the fourth quarter of 1995, which was converted to common stock in 1996.

         The Company prepaid approximately $14.1 million of debt and capital leases in connection with entering into the Senior Credit Agreement in March 1996. As a result of this early extinguishment of debt, the Company recognized an extraordinary charge to earnings of $410,000, or $.06 per share, net of the benefit for income taxes. The Company also incurred financing costs of $2,000,000 in connection with the Senior Credit Agreement, which have been deferred and are being amortized over the term of the Senior Credit Agreement.

Fiscal 1995 Compared to Fiscal 1994

         Revenues for the year ended December 31, 1995 increased to $39,905,000 from $28,182,000 in 1994. This 41.6% increase was primarily the result of increases in both sales and leasing revenues generated from the new branch locations in Texas, coupled with increased demand for the Company's products at its existing locations. The Texas operation contributed 7.0% to the Company's container sale revenues and 9.6% to its leasing revenues. Additionally, the telecommunication shelter division comprised 5.8% of sales revenues. Revenues related to container and modular building sales and leasing activities increased 31.3% and 70.2%, respectively, from the prior year. Additional revenues, primarily related to delivery operations, increased 35.6% from 1994 levels.

         Cost of sales increased to 78.7% of sales and leasing revenues from 75.2% of sales and leasing revenues in 1994. The increase was primarily attributable to the modular division which contracted for the construction of more sophisticated units requiring substantially more interior build-out than in previous years and the start up of the new telecommunication shelter division, which generated lower profit margins during the start-up phase.

         Leasing, selling and general expenses were 38.0% of total revenues in 1995, which approximated their 1994 level of 38.5% of total revenues. The Company's new branch locations incurred higher administrative and advertising costs than in 1994, which were offset by the increased revenues from the existing locations where a large portion of the leasing, selling and general expenses are fixed or semi-variable. Depreciation and amortization expense increased to $1,318,000 from $625,000 in 1994 as a result of the increase in the container lease fleet and the increase in support equipment required for the delivery operations and manufacturing facilities.

         Interest expense increased to $3,212,000 in 1995 compared to $1,274,000 in 1994. The Company utilized its line of credit availability more extensively in 1995, and also increased borrowings during the year to finance the substantial growth in its container lease fleet. The average outstanding balance on the line of credit was approximately $4.2 million and $1.1 million for 1995 and 1994, respectively.

         Net income for fiscal 1995 was $777,000, or $.16 per share before the effect of the dividend on the Company's Series A Convertible Preferred Stock compared to $956,000, or $.21 per share for 1994. The effective tax rate was 44.0% for both years. Earnings (loss) available to common shareholders was $(.09) per share after the effect of dividends on the Company's Series A Convertible Preferred Stock for 1995. The weighted average number of common and common equivalent shares outstanding increased to 5,004,817 in 1995 compared to 4,496,904 in 1994. This increase was a result of the shares issued in the Company's initial public offering in 1994 being outstanding for the entire year in 1995 and a private placement of 50,000 shares of Series A Convertible Preferred Stock in 1995. In connection with the issuance of the Series A Convertible Preferred Stock, the Company recorded a preferred stock dividend of $1,250,000 at December 31, 1995 in accordance with the accounting treatment announced by the staff of the SEC at the March 13, 1997 meeting of the EITF, as the Series A Convertible Preferred Stock had "beneficial conversion" features which permitted the holders to convert their holdings to common shares at a fixed discount off of the market price of the common shares when converted. The effect of the dividend resulted in a decrease in earnings per share applicable to common shareholders of $.25. See note 10 of Notes to Consolidated Financial Statements.

Quarterly Results of Operations

         The following table reflects certain selected unaudited quarterly operating results of the Company for each of the ten quarters through the quarter ended June 30, 1997. The Company believes that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with the Consolidated Financial Statements included elsewhere herein. The operating results for any quarter are not necessarily indicative of the results for any future period.

                            QUARTERLY FINANCIAL DATA

                                              1995                                     1996                             1997
                             -------------------------------------    --------------------------------------     ------------------
                             Mar 31    June 30   Sept 30    Dec 31    Mar 31    June 30    Sept 30    Dec 31     Mar 31     June 30
                             ------    -------   -------    ------    ------    -------    -------    ------     ------     -------
                                                      (dollars in thousands, except per share amounts)
Revenues:
  Container and modular
     building sales ....... $ 5,448   $ 6,313   $ 7,555   $  4,948   $  4,916   $ 5,746   $  6,376   $  6,581   $  4,543   $  6,197
  Leasing .................   2,521     2,959     3,259      3,475      3,171     3,171      3,433      3,863      3,899      4,106
  Other ...................     706     1,118       702        901        770     1,344      1,348      1,491      1,207      1,891
                            -------   -------   -------   --------   --------   -------   --------   --------   --------   --------
                              8,675    10,390    11,516      9,324      8,857    10,261     11,157     11,935      9,649     12,194
Costs and expenses:
  Cost of container and
     modular building sales   4,347     4,887     5,949      3,924      3,926     5,120      5,380      5,500      3,446      4,564
  Leasing, selling and
     general expenses .....   3,466     4,141     3,942      3,625      3,874     3,215      3,680      4,575      4,281      5,011
  Depreciation and
     amortization .........     238       312       359        409        368       380        452        513        472        530
  Restructuring charge ....    --        --        --         --         --        --         --          700       --         --
                            -------   -------   -------   --------   --------   -------   --------   --------   --------   --------
Income from operations ....     624     1,050     1,266      1,366        689     1,546      1,645        647      1,450      2,089
Other income (expense):
  Interest income .........     115         7        73         98         56        31         23        115       --         --
  Interest expense ........    (650)     (723)     (846)      (993)      (948)   (1,001)      (974)      (971)    (1,090)    (1,159)
                            -------   -------   -------   --------   --------   -------   --------   --------   --------   --------
Income (loss)before
  provision for income tax
  (benefit) and
  extraordinary item ......      89       334       493        471       (203)      576        694       (209)       360        930
Provision for (benefit of)
  income taxes ............      39       147       217        207        (89)      253        305        (92)       158        409
                            -------   -------   -------   --------   --------   -------   --------   --------   --------   --------
Income (loss) before
  extraordinary item ......      50       187       276        264       (114)      323        389       (117)       202        521
Extraordinary item ........    --        --        --         --         (410)     --         --
                            -------   -------   -------   --------   --------   -------   --------   --------   --------   --------
Net income (loss) .........      50       187       276        264       (524)      323        389       (117)       202        521
Preferred stock dividend ..    --        --        --        1,250       --        --         --         --         --         --
                            -------   -------   -------   --------   --------   -------   --------   --------   --------   --------
Net income (loss)
  available to common
  shareholders ............ $    50   $   187   $   276   $   (986)  $   (524)  $   323   $    389   $   (117)  $    202   $    521
                            =======   =======   =======   ========   ========   =======   ========   ========   ========   ========
Earnings (loss) per
  common and common
  equivalent share: .......
  Income (loss) available
     to common
     shareholders before
     extraordinary item ... $  0.01   $  0.04   $  0.06   $  (0.20)  $  (0.02)  $  0.05   $   0.06   $  (0.02)  $   0.03   $   0.08
Extraordinary item ........    --        --        --         --        (0.06)     --         --         --         --         --
                            -------   -------   -------   --------   --------   -------   --------   --------   --------   --------
Net income (loss)
  available to common
  shareholders ............ $  0.01   $  0.04   $  0.06   $  (0.20)  $  (0.08)  $  0.05   $   0.06   $  (0.02)  $   0.03   $   0.08
                            =======   =======   =======   ========   ========   =======   ========   ========   ========   ========

         Quarterly results can be affected by a number of factors, including the timing of orders, customer delivery requirements, production delays, inefficiencies, the mix of product sales and leases, raw material availability and general economic conditions.

Seasonality

         There is little seasonality inherent in the Company's operations. However, sales of custom built units can be dependent on the purchasers' timing needs to place the units into service. In addition, demand for off-site container leases is stronger from September through December due to increased needs for storing inventory for the holiday season by the Company's retail customers. Containers used by these customers are often returned early in the following year, causing a lower than normal occupancy rate for the Company during the first quarter. The occupancy levels have historically ranged from a low of 82% to a high of 95%. These seasonal fluctuations created a marginal decrease in cash flow for each of the first quarters during the past several years. On-site storage is not as subject to seasonal fluctuation, and the Company anticipates that as on-site storage becomes a larger percentage of its storage operations, the Company will experience less seasonality.

Liquidity and Capital Resources

         Due to the capital-intensive nature of its business, the Company required increased amounts of financing to support the growth of its business during the last several years. This financing has been required primarily to fund the acquisition and manufacture of containers for the Company's lease fleet, to fund the acquisition of property, plant and equipment and to support the Company's container leasing and manufacturing operations. The Company continues to require increasing amounts of financing to sustain the growth of its business. In order to improve its cash flow, increase its borrowing availability and fund continued growth of its container fleet, in March 1996 the Company entered into the Senior Credit Agreement. Under the terms of the Senior Credit Agreement as amended to the date of this Prospectus, the lenders provide the Company with a $40.0 million revolving line of credit. Borrowings under the Senior Credit Agreement are secured by substantially all of the Company's assets.


         Available borrowings under the revolving line of credit portion of the Senior Credit Agreement are based upon the level of the Company's inventories, receivables and container lease fleet. The container lease fleet is appraised at least annually for purposes of the Senior Credit Agreement, and up to 90% of the lesser of cost or appraised orderly liquidation value may be included in the borrowing base. Interest accrues at the Company's option at either prime plus 1.5% or the Eurodollar rate plus 3% and is payable monthly or at the end of the term of any Eurodollar borrowing period. The term of this line of credit is three years, with a one-year extension option. As of December 31, 1996 and June 30, 1997, $26.4 million and $33.8 million, respectively, of borrowings were outstanding under the line of credit and approximately $0.9 million and $1.2 million respectively, of additional borrowing was available under the line of credit. On July 31, 1997, the Company sold $3.0 million of bridge notes (the "Bridge Notes") in a private placement, and the maximum borrowing availability under the Credit Agreement was increased from $35.0 million to $40.0 million. The net proceeds of the sale of the Bridge Notes were used to repay a portion of outstanding borrowings under the line of credit. The Bridge Notes were repaid with a portion of the proceeds of the Company's issuance of $6.9 million of 12% Senior Subordinated Notes in a public offering completed in October 1997. At October 20, 1997, approximately $7.5 million of additional borrowings were available under the line of credit.


         The Senior Credit Agreement also provided for a $6.0 million term loan, which has been fully drawn and which amounted to $4.9 million at August 1, 1997. Borrowings under the Senior Credit Agreement term loan are to be repaid over a five-year period ending in March 2001. Interest accrues on the term loan at the Company's option at either prime plus 1.75% or the Eurodollar rate plus 3.25%. Borrowings under the term loan are payable monthly as follows (plus interest):

             Months  1 through 12 (April 1996 - March 1997) ....... $ 62,500
             Months 13 through 24 (April 1997 - March 1998) .......   83,333
             Months 25 through 60 (April 1998 - March 2001) .......  118,056

Additional principal payments equal to 75% of Excess Cash Flow, as defined in the term loan documents, are required annually. To date, no additional principal payments have been required. The term loan borrowings were used by the Company to refinance and consolidate existing term indebtedness and capital leases.

         The Senior Credit Agreement contains several financial covenants including a minimum tangible net worth requirement, a minimum fixed charge coverage ratio, a maximum ratio of debt-to-equity, minimum operating income levels and minimum required utilization rates. In addition, the Senior Credit Agreement contains limits on capital expenditures, acquisitions, change in control, the incurrence of additional debt, and the repurchase of common stock, and prohibits the payment of dividends. The Company has been in compliance with such financial covenants at all determination dates.

         In connection with the closing of the Senior Credit Agreement in March 1996, the Company terminated its line of credit with its previous lender, repaying all indebtedness under that line. In addition, the Company repaid other long-term debt and obligations under capital leases totaling $14.1 million.

         During 1996, the Company's operations provided cash flow of $1.4 million compared to utilizing $166,000 in 1995. The improvement in cash flow primarily resulted from the improved financing terms under the Senior Credit Agreement which permitted a reduction of accounts payable, partially offset by an increase in accrued liabilities and an increase in receivables. During the six months ended June 30, 1997, the Company utilized cash from operations of $491,000. Cash was invested in higher inventory levels and higher outstanding receivables which were partially offset by an increase in accounts payable, accrued liabilities and deferred taxes.

         During 1996, the Company invested $10.7 million in equipment and the container lease fleet. This amount is net of $2.7 million in related sales and financing. The Company invested $6.1 million in its container lease fleet and other equipment during the six months ended June 30, 1997. This amount is net of $1.0 million in sales of containers from the lease fleet.

         Cash flow from financing activities totaled $8.7 million during 1996. This was the result of increased borrowings to finance container lease fleet and equipment acquisitions and the restructuring of the Company's debt under the Senior Credit Agreement, partially offset by the principal payments on indebtedness and an increase in other assets associated with deferred financing costs incurred in connection with the closing of the Senior Credit Agreement. Cash flow from financing activities provided $6.3 million for the six months ended June 30, 1997. This financing was utilized to fund the increase in the lease fleet and related equipment and was partially offset by principal payments on long-term debt and capitalized leases.


         The Company believes that its current capitalization, together with borrowings available under the Senior Credit Agreement, is sufficient to maintain its current level of operations and permit controlled growth, consistent with the Company's growth rate since January 1, 1996, during the next 12 months. However, should demand for the Company's products materially exceed the Company's current expectations, or should the Company expand its operations to several additional cities, the Company would be required to secure additional financing through debt or equity offerings, additional borrowings, or a combination of these sources to meet such demand. The Company has neither sought nor received commitments from any sources for such financing and there can be no assurance that such financing, if needed, will be available to the Company or could be obtained on terms acceptable to the Company.

                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth information concerning each of the directors and executive officers of the Company:


     Name                  Age                                Positions
     ----                  ---                                ---------

Richard E. Bunger ........ 60           Chairman of the Board of Directors and Director of Product
                                          Research and Market Development
Steven G. Bunger ......... 36           President, Chief Executive Officer and Director
Lawrence Trachtenberg .... 41           Executive Vice President,  Chief Financial Officer and Director
George E. Berkner ........ 63           Director
Ronald J. Marusiak ....... 49           Director
Burton K. Kennedy Jr. .... 50           Senior Vice President of Sales and Marketing


         Richard E. Bunger has served as the Chairman of the Board and a Director since the Company's inception in 1983. He also served as the Company's Chief Executive Officer and President from inception through April 1997. Since April 1997, Mr. Bunger has served as the Company's Director of Product Research and Market Development. Mr. Bunger has been awarded approximately 70 patents, many related to portable storage technology. For a period of approximately 25 years prior to founding the Company, Mr. Bunger owned and operated Corral
Industries Incorporated, a worldwide designer/builder of integrated animal production facilities, and a designer/builder of mini storage facilities.

         Steven G. Bunger has served as Chief Executive Officer, President and a Director since April 1997. Prior to April 1997, Mr. Bunger served as the Company's Chief Operating Officer and was responsible for overseeing all of the Company's operations and sales activities with overall responsibility for advertising, marketing and pricing. Mr. Bunger graduated from Arizona State University in 1986 with a B.A.-Business Administration. He is the son of Richard
E. Bunger.

         Lawrence Trachtenberg has served as its Executive Vice President and Chief Financial Officer, General Counsel, Secretary, Treasurer and a Director since December 1995. Mr. Trachtenberg is primarily responsible for all accounting, banking and related financial matters for the Company. Mr. Trachtenberg is admitted to practice law in the States of Arizona and New York and is a Certified Public Accountant in New York. Prior to joining the Company, Mr. Trachtenberg served as Vice President and General Counsel at Express America Mortgage Corporation, a mortgage banking company, from February 1994 through September 1995 and as Vice President and Chief Financial Officer of Pacific International Services Corporation, a corporation engaged in car rentals and sales, from March 1990 through January 1994. Mr. Trachtenberg received his Juris Doctorate from Harvard Law School in 1981 and his B.A. - Accounting/Economics from Queens College City University of New York in 1977.

         George E. Berkner has served as a Director since December, 1993. From August 1992 to present, Mr. Berkner has served as Vice President of AdGraphics, Inc., a computer graphics company. From May 1990 to August 1992, Mr. Berkner was a private investor. From February 1972 until May 1990, Mr. Berkner was the
President and Chief Executive Officer of Gila River Products, a plastics manufacturer with 155 employees. Mr. Berkner graduated from St. Johns University with a B.A.-Economics/Business in 1956.

         Ronald J. Marusiak has served as a Director since February 1996. From January 1988 to present, Mr. Marusiak has been the Division President of Micro-Tronics, Inc., a corporation engaged in precision machining and tool and die building for companies throughout the United States. Mr. Marusiak is the co-owner of R2B2 Systems, Inc., a computer hardware and software company. Mr. Marusiak received a Masters of Science in Management from LaVerne University in 1979 and graduated from the United States Air Force Academy in 1971.

         Burton K. Kennedy Jr. has served as Senior Vice President of Sales and Marketing since July 1996, and served with the Company's predecessor from March 1986 until September 1991. Mr. Kennedy has the overall responsibility for all branch lease and sale operations and also directs the acquisition of container inventory. From September 1993 through June 1996, Mr. Kennedy served in various executive positions with National Security Containers, a division of Cavco, Inc. From April 1992 through August 1993 he was a working partner in American Bonsai.

Executive Compensation

         In 1997, the Company changed the method by which its executive officers are compensated, by increasing base salary and terminating annual bonuses based upon a percentage of gross profit. The 1997 annual base salaries of Mr. Richard Bunger is $175,000, of Mr. Steven Bunger is $175,000, and Mr. Trachtenberg is $150,000. Executive officers also participate in the Company's incentive compensation programs, and any incentive compensation amounts and bonuses paid are determined by the Company's Board of Directors based upon the Company's operating results.

         The following table sets forth certain compensation paid or accrued by the Company during the fiscal year ended December 31, 1996 to the Chief Executive Officer ("CEO") and executive officers of the Company whose salary and bonus exceeded $100,000 (collectively with the CEO, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                  Long-
                                                                                  Term
                                                                                 Compen-
                                           Annual Compensation                   sation
                               ---------------------------------------------   ----------
                                                                  Other        Securities      All
       Name and                Fiscal                             Annual       Underlying     Other
   Principal Position           Year     Salary      Bonus     Compensation     Options    Compensation
   ------------------          ------   --------   --------     -----------    ----------  ------------
Richard E. Bunger, ...........  1996    $100,000   $107,873         --               --     $20,999(2)
   Chief Executive Officer(1)   1995     104,167     77,808         --               --      20,358(2)
                                1994     125,000         --         --           75,000      18,238(2)

Steven G. Bunger, ............  1996      50,000     95,887         --           25,000       5,000(3)
   Chief Operating Officer,     1995      42,500     94,128         --           50,000       4,375(3)
   Executive Vice President(1)  1994      20,000    103,988         --               --            --

Lawrence Trachtenberg, .......  1996      50,000     95,887         --           25,000       5,000(3)
   Chief Financial Officer,     1995          --         --         --           50,000            --
   Executive Vice President     1994          --         --         --               --            --

---------------------------
(1) The Named Officers served in these capacities through fiscal year ended 1996. In April 1997, Steven G. Bunger succeeded Mr. Richard E. Bunger as the Company's Chief Executive Officer and President.

(2) The Company provides Mr. Bunger with the use of a Company-owned vehicle and a $2 million life insurance policy. The amount shown represents the Company's estimate of costs borne by it in connection with the vehicle, including fuel, maintenance, license fees and other operating costs ($4,100 for such year) and the life insurance premiums paid by the Company.

(3) Mr. Trachtenberg and Mr. Steven Bunger are each paid $5,000 per year in consideration of their respective non-compete agreements. Mr. Bunger entered into such agreement after the commencement of the 1995 fiscal year.

Option Grants

         The following table sets forth certain information regarding individual grants of stock options to the Named Officers in 1996.

                        OPTION GRANTS IN FISCAL YEAR 1996

                                                                                    Potential Realizable
                                       Individual Grants                              Value at Assumed
                      ----------------------------------------------------------       Annual Rates of
                       Number of                                                        Stock Price
                       Securities    Percent of Total                                 Appreciation for
                       Underlying    Options Granted    Exercise or                    Option Term (1)
                        Options      to Employees in    Base Price    Expiration    --------------------
       Name             Granted        Fiscal Year        ($/Sh)         Date         5%($)      10%($)
       ----           -----------    ----------------   -----------   ----------    --------   ---------
Richard E. Bunger ...  --                 --             --            --            --         --
Steven G. Bunger ....  25,000             25%            $3.85         April 2001    $26,592    $ 58,762
Lawrence Trachtenberg  25,000             25%            $3.50         April 2006    $55,028    $139,452

------------------------

(1) This disclosure is provided pursuant to Item 402(c) of Regulation S-K and assumes that the actual stock price appreciation over the maximum remaining option terms (10 and 5 years for Mr. Trachtenberg's and Mr. Bunger's options, respectively) will be at the assumed 5% and 10% levels.

         During 1997, each Named Officer was granted options to purchase 40,000 shares of Common Stock under the Company's employee stock option plan. Such options are subject to vesting, and are exercisable (when vested) at $3.25 to $4.50 per share, which was equal to the fair market value of the Common Stock on the dates of grant. The options expire on the tenth anniversary of the grant date.

Option Exercises and Values

         The following table sets forth certain information regarding the exercise and values of options held by the Named Officers as of December 31, 1996.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                          FISCAL YEAR END OPTION VALUES

                                                         Number of Securities     Value of Unexercised
                                                       Underlying Unexercised   In-the-Money Options at
                            Shares                     Options at December 31,     December 1996(1)
                          Acquired on       Value         1996 Exercisable/          Exercisable/
       Name               Exercise(#)    Realized($)        Unexercisable            Unexercisable
       ----               -----------    -----------        -------------            -------------
Richard E. Bunger .........   --             --             45,000/30,000                $0/$0
Steven G. Bunger ..........   --             --             25,000/50,000                 0/0
Lawrence Trachtenberg .....   --             --             25,000/50,000                 0/0

---------------------------

(1) All the exercisable options were exercisable at a price greater than the last reported sale price of the Common Stock ($3.125) on the Nasdaq National Market on December 31, 1996.

Employment Agreements

         Although the Company has not entered into any long-term employment contracts with any of its employees, the Company has entered into numerous agreements with key employees which are terminable at will, with or without cause, including agreements with Lawrence Trachtenberg and Steven G. Bunger. Each of these agreements contains a covenant not to compete for a period of two years after termination of employment and a covenant not to disclose confidential information of a proprietary nature to third parties.

Compensation of Directors

         The Company's directors (other than officers of the Company) received cash compensation for service on the Board of Directors and committees thereof in the amount of $500 per quarterly meeting.

Mr. Berkner and Mr. Marusiak each have the right to receive options to acquire 3,000 shares of Common Stock on each August 1 while serving as members of the compensation committee of the Board of Directors, up to a maximum of 15,000 options per person. At the Company's 1997 annual meeting, stockholders will be asked to approve an amendment which increases to 7,500 the number of shares awarded annually to outside directors, and eliminates the maximum on the number of such shares which may be granted.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Effective December 31, 1993, Richard E. Bunger, an executive officer, director and founder of the Company, contributed substantially all of the assets and liabilities of MMSS and the stock of DDS to the Company in exchange for 2,700,000 shares of Common Stock and the assumption of certain liabilities by the Company. Such liabilities include liabilities associated with the MMSS assets and operations and certain income tax liabilities of Mr. Bunger and an affiliate arising from the MMSS operations occurring prior to January 1, 1994. Such income tax liabilities were estimated at $428,000. Deferred income tax liabilities associated with the assets contributed, established at $2,393,000, were also required to be recognized by the Company in connection with such capitalization. The Company will indemnify and defend Mr. Bunger against loss or expense related to all liabilities assumed by the Company and for any contingent liabilities arising from past operations. Prior to the capitalization of the Company, Mr. Bunger personally guaranteed the Company's lines of credit and other material debts. These obligations have subsequently been extinguished by payment of the debts by the Company.

         The Company leases certain of its business locations from affiliates of Mr. Bunger, including his children. The Company entered into an agreement, effective January 1, 1994, to lease a portion of the property comprising its Phoenix location and the property comprising its Tucson location from Richard E. Bunger's five children. Total annual base lease payments under these leases currently equal $66,000, with annual adjustment based on the consumer price index. Lease payments in fiscal year 1996 equaled $69,702. The term of each of these leases will expire on December 31, 2003. Prior to 1994, these properties were leased by the Company's predecessor at annual rental payments equaling $14,000. Additionally, the Company entered into an agreement effective January 1, 1994 to lease its Rialto facility from a corporation wholly owned by Richard
E. Bunger for total annual base lease payments of $204,000 with annual adjustments based on the consumer price index. This lease agreement was extended for an additional five years during 1996. Lease payments in fiscal year 1996 equaled $215,442. Prior to 1994, the Rialto site was leased to the Company's predecessor at an annual rate of $132,000. Management believes the increase in rental rates reflect the fair market rental value of these properties. Prior to the effectiveness of the written leases, the terms were approved by the Company's independent and disinterested directors.

         In March 1994 the Company's manufacturing facility in Maricopa, Arizona needed additional acreage to expand its manufacturing capabilities and began using approximately 22 acres of property owned by Richard E. Bunger. The Company leased this property from Mr. Bunger with annual payments of $40,000 with an annual adjustment based on the Consumer Price Index. The Company purchased the property from Mr. Bunger on March 29, 1996 for a purchase price of $335,000, which management believes reflects the fair market value of the property.

                                 WARRANTHOLDERS

         The 1,067,500 Warrant Shares offered hereby are issuable upon exercise of the Public Warrants which were issued in the Company's Initial Public Offering in 1994 and which are currently publicly traded on Nasdaq.


                              PLAN OF DISTRIBUTION

         The Warrant Shares issuable upon exercise of the Public Warrants may be distributed if, as and when such Public Warrants are exercised by the holders thereof. The Company may solicit the exercise of the Public Warrants at any time by reducing the exercise price of the Public Warrants. As of the date of this Prospectus, the Company does not have the right to call the Public Warrants because the Common Stock has not traded at or above $7.00 for at least 20 consecutive trading days.

         The Company may engage one or more broker-dealers to solicit the exercise of Public Warrants in compliance with the provisions of Regulation M promulgated under the Exchange Act. The Company anticipates that it would pay any such broker-dealer a fee of between 1% and 5% of the exercise price of the Public Warrants solicited for exercise which are exercised.


         The Warrant Shares offered hereby may be sold from time to time to purchasers directly by the Warrantholders or by pledgees, donees, transferees or other successors in interest, or in negotiated transactions and on Nasdaq through brokers or dealers, or otherwise. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Warrantholders for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

         Alternatively, the Warrantholders may from time to time offer the Warrant Shares offered hereby through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Warrantholders and/or the purchasers of Warrant Shares for whom they may act as agents.

         The Warrantholders and any underwriters, dealers or agents that participate in the distribution of Warrant Shares offered hereby may be deemed to be underwriters, and any profit on the sale of such Warrant Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offer of Warrant Shares is made, to the extent required, a post-effective amendment to this Registration Statement will be filed with the Commission which will set forth the aggregate amount of Warrant Shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, and discounts, commissions and other items constituting compensation from the Warrantholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

         The Warrant Shares offered hereby may be sold from time to time in one or more transactions at market prices prevailing at the time of sale, at a fixed offering price, which may be changed, at varying prices determined at the time of sale or at negotiated prices. The Warrantholders will pay the commissions and discounts of underwriters, dealers or agents, if any, incurred in connection with the sale of the Warrant Shares.

         The Company will not receive any proceeds from the sale of the Warrant Shares issuable upon exercise of the Public Warrants. On the assumption that all of the Public Warrants are exercised, the maximum net proceeds which the Company would receive from such exercise, after deduction of expenses of this Offering, would be approximately $5.3 million. See "Use of Proceeds." There can be no assurance that any of the Public Warrants will be exercised.

                       DESCRIPTION OF THE PUBLIC WARRANTS

         The Company issued the Public Warrants in connection with its 1994 initial public offering. Each Public Warrant entitles the holder thereof to purchase one share of Common Stock, at $5.00 per share. The number of shares and the exercise price are subject to adjustment upon the occurrence of certain specified events. As of the date of this Prospectus, no such adjustment has been required or made. The Public Warrants expire on February 17, 1998. The Company has the right to redeem the Public Warrants at $.01 per share of Common Stock subject to the Public Warrants at any time after the closing price of the Common Stock has been $7.00 or more for at least 20 consecutive trading days. An aggregate of 1,067,500 shares of Common Stock was issuable upon exercise of all of the Public Warrants. The Public Warrants are quoted on the Nasdaq SmallCap Market under the symbol "MINIW."


         The Company issued to the underwriters of its initial public offering unit warrants to purchase units comprised of an aggregate of 187,500 shares of Common Stock and warrants to purchase an additional aggregate of 93,750 shares of Common Stock. The unit warrants are exercisable at $12.00 per unit (each unit being comprised of two shares of Common Stock and a warrant to purchase one share of Common Stock), and the warrants included within the units are exercisable at $5.00 per share of Common Stock. The warrants to purchase the units, and the warrants included therein, expire on February 17, 1998. None of such warrants are covered by this Prospectus.


                DESCRIPTION OF COMMON STOCK AND OTHER SECURITIES

General


         The Company's Certificate of Incorporation authorizes the issuance of 22,000,000 shares, consisting of 17,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share. As of October 20, 1997, the Company had 6,799,324 shares of Common Stock outstanding and no shares of preferred stock outstanding. At October 20, 1997, the Company had reserved an aggregate of 995,250 shares of Common Stock for issuance upon the exercise of outstanding options, warrants and other rights to acquire shares of Common Stock (excluding the 1,067,500 shares issuable upon exercise of the Public Warrants).


Common Stock

         The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company. All outstanding shares of Common Stock are fully paid and nonassessable.

         The holders of Common Stock do not have any subscription, redemption or conversion rights, nor do they have any preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. Accordingly, if the Company were to elect to sell additional shares of Common Stock following this Offering, persons acquiring Common Stock in this Offering would have no right to purchase additional shares, and as a result, their percentage equity interest in the Company would be reduced.

         Pursuant to the Company's Bylaws, except for any matters which, pursuant to the Delaware General Corporation Law ("Delaware Law"), require a greater percentage vote for approval, the holders of one-third of the outstanding Common Stock, if present in person or by proxy, are sufficient to constitute a quorum for the transaction of business at meetings of the Company's stockholders. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to the vote of Company stockholders. Except as to any matters which, pursuant to Delaware Law, require a greater percentage vote for approval, the affirmative vote of the holders of a majority of the Common Stock present in person or by proxy at any meeting (provided a quorum as aforesaid is present thereat) is sufficient to authorize, affirm or ratify any act or action, including the election of directors.

         The holders of Common Stock do not have cumulative voting rights. Accordingly, the holders of more than half of the outstanding shares of Common Stock can elect all of the Directors to be elected in any election, if they choose to do so. In such event, the holders of the remaining shares of Common Stock would not be able to elect any Directors. The Board is empowered to fill any vacancies on the Board created by the resignation, death or removal of Directors.

         In addition to voting at duly called meetings at which a quorum is present in person or by proxy, Delaware Law and the Company's Bylaws provide that stockholders may take action without the holding of a meeting by written consent or consents signed by the holders of a majority of the outstanding shares of the capital stock of the Company entitled to vote thereon. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce the corporate expense associated with annual and special meetings of stockholders. Pursuant to the rules and regulations of the Commission, if stockholder action is taken by written consent, the Company will be required to send to each stockholder entitled to vote on the matter acted on, but whose consent was not solicited, an information statement containing information substantially similar to that which would have been contained in a proxy statement. The Board of Directors intends to place before the Company's stockholders at the Company's 1997 annual meeting a proposal that would amend the Company's Bylaws and Certificate of Incorporation to prohibit shareholder action by written consent.

Preferred Stock

         The Company is authorized to issue up to 5,000,000 shares of preferred stock, $.01 par value per share ("Preferred Stock"), 50,000 of which were designated as Series A Convertible Preferred Stock during December 1995 and issued for consideration of $100 per share. All of the outstanding shares of the Series A Convertible Preferred Stock were converted according to their terms into an aggregate of 1,904,324 shares of Common Stock during the first quarter of 1996, at which time all such shares of the Series A Convertible Preferred Stock became authorized but unissued shares of Preferred Stock which may be reissued.

         Under the Company's Certificate of Incorporation, shares of Preferred Stock may, without any action by the stockholders of the Company, be issued by the Board of Directors of the Company from time to time in one or more series for such consideration and with such relative rights, privileges and preferences as the Board may determine. Accordingly, the Board has the power, without stockholder approval, to fix the dividend rate and to establish the provisions, if any, relating to voting rights, redemption rate, sinking fund, liquidation preferences and conversion rights for any series of Preferred Stock issued in the future, which could adversely affect the voting power or other rights of the holders of the Common Stock.

         It is not possible to state the actual effect of the authorization of the Preferred Stock upon the rights of the holders of the Common Stock until the Board determines the specific rights of the holders of any series of preferred Stock. The Board's authority to issue Preferred Stock provides a convenient vehicle in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a person or group to gain control of the Company. The Company has no present plans to issue any shares of Preferred Stock.



Classified Board Of Directors And Related Provisions


         The Company's Board of Directors has proposed that the Company's stockholders adopt at the Company's 1997 annual meeting of stockholders (scheduled to be held on November 12, 1997) an amendment to the Company's Certificate of Incorporation to provide for a classified board of directors. The amendment provides that the Board of Directors be divided into three classes, and that the directors serve staggered terms of three years each. The purpose of the classified board is to promote conditions of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors, by insuring that in the ordinary course, at least two-thirds of the directors will at all times have at least one year's experience as directors. However, the classified board structure may prevent stockholders who do not approve of the policies of the Board of Directors from removing a majority of the Board of Directors at a single annual meeting, because it will normally take two annual meetings of stockholders to elect a majority of the Board.


Delaware Anti-Takeover Law

         Section 203 of the Delaware Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date, the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person, who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

Transfer Agent and Public Warrant Agent

         The transfer agent for the Common Stock and the Warrant Agent for the Public Warrants is Harris Trust and Savings Bank.

                                  LEGAL MATTERS


         The validity of the Common Stock issuable upon exercise of the Public Warrants will be passed upon for the Company by Bryan Cave LLP, Phoenix, Arizona.



                                     EXPERTS

         The consolidated financial statements and schedule of the Company and its subsidiaries as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996 included or incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included and incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the SEC. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the SEC, at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such materials can be obtained upon written request from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or on the World Wide Web through the SEC's Internet address at "http://www.sec.gov."

         The Company has filed with the SEC a registration statement on Form S-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Each statement made in this Prospectus concerning a document filed as part of the Registration Statement is qualified in its entirety by reference to such document for a complete statement of its provisions. Copies of the Registration Statement may be inspected, without charge, at the offices of the SEC, or obtained at prescribed rates from the Public Reference Section of the Commission, at the address set forth above, or on the World Wide Web through the Commission's Internet address at "http://www.sec.gov."

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed with the Commission (File No. 1-12804) pursuant to the Exchange Act are incorporated herein by reference:


         1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and the following amendments thereto:
                  Amendment No. 1 dated April 29, 1997, Amendment No. 2 dated June 15, 1997, and Amendment No. 3 dated August 21, 1997;


         2. All other reports filed by the Company pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 1996, consisting of the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997 and June 30, 1997; and

         3. The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, dated February 9, 1994, as amended by Amendment No. 1 dated February 16, 1994.



         All other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated herein by reference, or contained in this Prospectus, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute a part of this Prospectus.

         The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents which are incorporated herein by reference (other than exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be directed to: Stockholder Relations Department, Mobile Mini, Inc., 1834 West Third Street, Tempe, Arizona 85281, telephone: (602) 894-6311.

                                     INDEX

Report of Independent Public Accountants .................................  F-2

Financial Statements- ....................................................
       Consolidated Balance Sheets - December 31, 1996 and 1995 ..........  F-3
       Consolidated Statements of Operations - For the Years Ended
       December 31, 1996, 1995 and 1994 ..................................  F-4
       Consolidated Statements of Stockholders' Equity - For the Years
       Ended December 31, 1996, 1995 and 1994 ............................  F-5
       Consolidated Statements of Cash Flows - For the Years Ended
       December 31, 1996, 1995 and 1994 ..................................  F-6

Notes to Consolidated Financial Statements - December 31, 1996 and 1995 ..  F-7

Financial Statements (Unaudited)- ........................................
       Consolidated Balance Sheet - June 30, 1997 (unaudited) and
       December 31, 1996 .................................................  F-19
       Consolidated Statements of Operations - Three Months and Six
       Months ended June 30, 1997 and June 30, 1996 (unaudited) ..........  F-20
       Consolidated Statements of Cash Flows - Six Months ended June 30,
       1997 and June 30, 1996 (unaudited) ................................  F-21
       Notes to Consolidated Financial Statements ........................  F-22

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Mobile Mini, Inc.:

         We have audited the accompanying consolidated balance sheets of MOBILE MINI, INC. (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mobile Mini, Inc. and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

         As explained in Note 1 to the consolidated financial statements, the Company has given retroactive effect to the change in accounting for its convertible securities having beneficial conversion features.


                                                             ARTHUR ANDERSEN LLP

Phoenix, Arizona
March 24, 1997 (except with respect to the matter discussed in Note 1 - Restatement, as to which the date is August 7, 1997).

                                MOBILE MINI, INC.
                           CONSOLIDATED BALANCE SHEETS
                           December 31, 1996 and 1995

                                     ASSETS
                                                                               1996          1995
                                                                           -----------   -----------
CURRENT ASSETS:

   Cash ................................................................   $   736,543   $ 1,430,651
   Receivables, net of allowance for doubtful accounts of $268,000 and
      $158,000 at December 31, 1996 and 1995, respectively .............     4,631,854     4,312,725
   Inventories .........................................................     4,998,382     5,193,222
   Prepaid and other ...................................................       742,984       718,574
                                                                           -----------   -----------
          Total current assets .........................................    11,109,763    11,655,172
CONTAINER LEASE FLEET, net of accumulated depreciation of
   $1,244,000 and $911,000, respectively ...............................    34,313,193    26,954,936
PROPERTY, PLANT AND EQUIPMENT, net .....................................    17,696,046    15,472,164
OTHER ASSETS ...........................................................     1,697,199       259,672
                                                                           -----------   -----------
                                                                           $64,816,201   $54,341,944
                                                                           ===========   ===========
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

   Accounts payable ....................................................   $ 2,557,329   $ 4,265,147
   Accrued compensation ................................................       674,818       238,132
   Other accrued liabilities ...........................................     1,517,295     1,334,332
   Current portion of long-term debt (Note 4) ..........................     1,378,829       737,181
   Current portion of obligations under capital leases (Note 5) ........     1,352,279     2,488,205
                                                                           -----------   -----------
          Total current liabilities ....................................     7,480,550     9,062,997
LINE OF CREDIT (Note 3) ................................................    26,406,035     4,099,034
LONG-TERM DEBT, less current portion (Note 4) ..........................     5,623,948     8,363,333
OBLIGATIONS UNDER CAPITAL LEASES, less current portion
   (Note 5) ............................................................     5,387,067    12,944,653
DEFERRED INCOME TAXES ..................................................     3,709,500     3,711,985
                                                                           -----------   -----------
          Total liabilities ............................................    48,607,100    38,182,002
                                                                           -----------   -----------

COMMITMENTS AND CONTINGENCIES (Notes 7 and 9)
STOCKHOLDERS' EQUITY (Note 10):
   Series A Convertible Preferred Stock, $.01 par value, $100 stated
     value, 5,000,000 shares authorized, 0 and 50,000 shares issued and
     outstanding at December 31, 1996 and 1995, respectively ...........          --       5,000,000
   Common stock, $.01 par value, 17,000,000 shares authorized, 6,739,324 and 4,835,000 shares issued and outstanding at December 31, 1996
     and 1995, respectively ............................................        67,393        48,350
   Additional paid-in capital ..........................................    15,588,873    10,628,979
   Retained earnings ...................................................       552,835       482,613
                                                                           -----------   -----------
          Total stockholders' equity ...................................    16,209,101    16,159,942
                                                                           -----------   -----------
                                                                           $64,816,201   $54,341,944
                                                                           ===========   ===========

  The accompanying notes are an integral part of these consolidated statements.

                                MOBILE MINI, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              For the Years Ended December 31, 1996, 1995 and 1994

                                                               1996            1995            1994
                                                           ------------    ------------    ------------
REVENUES:
   Container and modular building sales ................   $ 23,618,754    $ 24,264,547    $ 18,480,503
   Leasing .............................................     13,638,635      12,213,888       7,174,585
   Delivery, hauling and other .........................      4,952,705       3,426,767       2,527,146
                                                           ------------    ------------    ------------
                                                             42,210,094      39,905,202      28,182,234
COSTS AND EXPENSES:
   Cost of container and modular building sales ........     19,926,191      19,106,960      13,903,299
   Leasing, selling, and general expenses ..............     15,343,210      15,174,159      10,863,068
   Depreciation and amortization .......................      1,713,419       1,317,974         624,754
   Restructuring charge (Note 1) .......................        700,000            --              --
                                                           ------------    ------------    ------------
INCOME FROM OPERATIONS .................................      4,527,274       4,306,109       2,791,113

OTHER INCOME (EXPENSE):
   Interest income and other ...........................        225,053         292,686         204,007
   Interest expense ....................................     (3,894,155)     (3,211,659)     (1,274,204)
                                                           ------------    ------------    ------------
INCOME BEFORE PROVISION FOR INCOME
   TAXES AND EXTRAORDINARY ITEM ........................        858,172       1,387,136       1,720,916

PROVISION FOR INCOME TAXES .............................       (377,596)       (610,341)       (765,098)
                                                           ------------    ------------    ------------
INCOME BEFORE EXTRAORDINARY ITEM .......................        480,576         776,795         955,818
EXTRAORDINARY ITEM, net of income tax benefit of
   $322,421 (Note 3) ...................................       (410,354)           --              --
                                                           ------------    ------------    ------------
NET INCOME .............................................         70,222         776,795         955,818

PREFERRED STOCK DIVIDENDS (Notes 1 and 10) .............           --         1,250,000            --
                                                           ------------    ------------    ------------
NET INCOME (LOSS) AVAILABLE TO COMMON
   SHAREHOLDERS ........................................   $     70,222    $   (473,205)   $    955,818
                                                           ============    ============    ============
EARNINGS PER COMMON AND COMMON
   EQUIVALENT SHARE:
   Income (loss) available to common shareholders before
     extraordinary item ................................   $       0.07    $      (0.09)   $       0.21
   Extraordinary item ..................................          (0.06)           --              --
                                                           ------------    ------------    ------------
   Net income (loss) available to common shareholders ..   $       0.01    $      (0.09)   $       0.21
                                                           ============    ============    ============
WEIGHTED AVERAGE NUMBER OF COMMON
   AND COMMON EQUIVALENT SHARES
   OUTSTANDING .........................................      6,737,592       5,004,817       4,496,904
                                                           ============    ============    ============

  The accompanying notes are an integral part of these consolidated statements.

                                MOBILE MINI, INC.
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              For the years ended December 31, 1996, 1995, and 1994

                                                                                   Additional         Total
                                                   Preferred          Common         Paid-in         Retained       Stockholders'
                                                     Stock            Stock          Capital         Earnings          Equity
                                                 ------------     ------------    ------------     ------------     ------------

BALANCE, December 31, 1993 ...................   $       --       $     27,000    $  3,265,097     $       --       $  3,292,097
   Sale of common stock (Note 10) ............           --             21,350       7,005,768             --          7,027,118
   Net income ................................           --               --              --            955,818          955,818
                                                 ------------     ------------    ------------     ------------     ------------
BALANCE, December 31, 1994 ...................           --             48,350      10,270,865          955,818       11,275,033
   Sale of preferred stock (Note 10) .........      5,000,000             --          (891,886)            --          4,108,114
   Preferred stock discount (Note 10) ........           --               --         1,250,000             --          1,250,000
   Net income ................................           --               --              --            776,795          776,795
   Preferred stock dividend (Note 10) ........           --               --              --         (1,250,000)      (1,250,000)
                                                 ------------     ------------    ------------     ------------     ------------
BALANCE, December 31, 1995 ...................      5,000,000           48,350      10,628,979          482,613       16,159,942
   Conversion of preferred stock
   (Note 10) .................................     (5,000,000)          19,043       4,959,894             --            (21,063)
   Net income ................................           --               --              --             70,222           70,222
                                                 ------------     ------------    ------------     ------------     ------------
BALANCE, December 31, 1996 ...................   $       --       $     67,393    $ 15,588,873     $    552,835     $ 16,209,101
                                                 ============     ============    ============     ============     ============

 The accompanying notes are an integral part of these consolidated statements.

                                MOBILE MINI, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              For the Years Ended December 31, 1996, 1995 and 1994

                                                                         1996           1995            1994
                                                                         ----           ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income ...................................................   $     70,222    $    776,795    $    955,818
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
       Extraordinary loss on early debt extinguishment ..........        410,354            --              --
       Amortization of deferred costs on credit agreement .......        385,473            --              --
       Depreciation and amortization ............................      1,713,419       1,317,974         624,754
       Loss (gain) on disposal of property, plant and
         equipment ..............................................          3,938           1,763            (399)
       Changes in assets and liabilities:
         Increase in receivables, net ...........................       (319,129)       (292,339)     (2,255,883)
         Decrease (increase) in inventories .....................        194,840      (1,085,216)     (2,681,378)
         Increase in prepaid and other ..........................        (24,410)       (219,109)       (112,169)
         Decrease (increase) in other assets ....................         45,902         (87,617)        (89,495)
         (Decrease) increase in accounts payable ................     (1,707,818)       (825,657)      3,551,884
         (Decrease) increase in accrued liabilities .............        619,649        (382,147)        618,970
         (Decrease) increase in deferred income taxes ...........         (2,485)        629,987         688,998
                                                                    ------------    ------------    ------------
              Net cash provided by (used in) operating activities      1,389,961        (165,566)      1,301,100

CASH FLOWS FROM INVESTING ACTIVITIES:
   Net purchases of container lease fleet .......................     (7,737,552)     (6,752,060)     (6,512,209)
   Net purchases of property, plant and equipment ...............     (3,013,247)     (4,025,574)     (7,918,913)
                                                                    ------------    ------------    ------------
              Net cash used in investing activities .............    (10,750,799)    (10,777,634)    (14,431,122)
                                                                    ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Net borrowings under lines of credit .........................     22,307,001         876,804       1,427,208
   Proceeds from issuance of long-term debt .....................      7,127,997       5,855,982       3,290,005
   Proceeds from sale-leaseback transactions ....................           --         5,857,235       4,690,350
   Payment for deferred financing costs .........................     (1,963,484)           --              --
   Principal payments and penalties on early debt
      extinguishment ............................................    (14,405,879)           --              --
   Principal payments on long-term debt .........................     (1,334,083)     (2,081,883)     (1,081,740)
   Principal payments on capital lease obligations ..............     (3,043,759)     (3,089,046)     (1,505,677)
   Additional paid in capital ...................................        (21,063)      4,108,114       7,027,118
                                                                    ------------    ------------    ------------
              Net cash provided by financing activities .........      8,666,730      11,527,206      13,847,264
                                                                    ------------    ------------    ------------
NET INCREASE (DECREASE) IN CASH .................................       (694,108)        584,006         717,242
CASH, beginning of year .........................................      1,430,651         846,645         129,403
                                                                    ------------    ------------    ------------
CASH, end of year ...............................................   $    736,543    $  1,430,651    $    846,645
                                                                    ============    ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
   INFORMATION:
   Cash paid during the year for interest .......................   $  3,186,774    $  2,745,542    $  1,320,084
                                                                    ============    ============    ============
   Cash paid during the year for income taxes ...................   $     59,958    $    277,600    $    300,692
                                                                    ============    ============    ============
SUPPLEMENTAL DISCLOSURE OF NONCASH
   FINANCING ACTIVITIES:
   Capital lease obligations of $548,697, $1,851,336 and $1,413,061 during 1996, 1995, and 1994, respectively, were incurred in connection with lease agreements for containers and equipment.

 The accompanying notes are an integral part of these consolidated statements.

                                MOBILE MINI, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1996


(1)  THE COMPANY, ITS OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Organization

Mobile Mini, Inc., a Delaware corporation, designs and manufactures portable steel storage containers and telecommunications shelters and acquires and refurbishes ocean-going shipping containers for sale and lease primarily in Arizona, California and Texas. It also designs and manufactures a variety of delivery systems to compliment its storage container sales and leasing activities.

     Principles of Consolidation

The consolidated financial statements include the accounts of Mobile Mini, Inc. and its wholly owned subsidiaries, Delivery Design Systems, Inc. ("DDS") and Mobile Mini I, Inc. (collectively the "Company"). All material intercompany transactions have been eliminated.

     Management's Plans

The Company has experienced rapid growth during the last several years with revenues increasing at a 35.0% compounded rate during the last three years. This growth related to both the opening of additional sales and leasing offices in California and Texas and to an increase in leasing revenues due to the expansion of the Company's container lease fleet. Much of this growth was financed with short-term debt or capital leases, which was not adequate to meet the Company's growth needs.

As discussed more fully in Note 3, in March 1996, the Company entered into a $41.0 million credit agreement (the "Senior Credit Agreement") with a group of lenders. Initial borrowings under the Senior Credit Agreement of $22,592,000 were used to refinance a majority of the Company's outstanding indebtedness with more favorable terms. The Company intends to use its remaining borrowing availability, primarily to expand its container lease fleet and related operations.

The Company believes that its current capitalization together with borrowings available under the Senior Credit Agreement, is sufficient to maintain the Company's current level of operations and permit controlled growth. However, should demand for the Company's products exceed current expectations, the Company would be required to secure additional financing through debt or equity offerings, additional borrowings or a combination of these sources. However, there is no assurance that any such financings will be available or will be available on terms acceptable to the Company.

The Company's ability to obtain used containers for its lease fleet is subject in large part to the availability of these containers in the market. This is in part subject to international trade issues and the demand for containers in the ocean cargo shipping business. Should there be a shortage in supply of used containers, the Company could supplement its lease fleet with new manufactured containers. However, should there be an overabundance of these used containers available, it is likely that prices would fall. This could result in a reduction in the lease rates the Company could obtain from its container leasing operations. It could also cause the appraised orderly liquidation value of the containers in the lease fleet to decline. In such event, the Company's ability to finance its business through the Senior Credit Agreement would be severely limited, as the maximum borrowing limit under that facility is based upon the appraised orderly liquidation value of the Company's container lease fleet.

The Company previously was involved in the manufacture, sale and leasing of modular steel buildings in the state of Arizona. These buildings were used primarily as portable schools, but could be used for a variety of purposes. Although the Company believes its modular buildings were superior to the wood-framed buildings offered by its competitors, the Company was not able to generate acceptable margins on this product line. During 1996, the Company implemented a strategic restructuring program designed to concentrate management effort and resources and better position itself to achieve its strategic growth objectives. As a result of this program, the Company's 1996 results include charges of $700,000 ($400,000

                                MOBILE MINI, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                DECEMBER 31, 1996

after tax, or $.06 per share) for costs associated with restructuring the Company's manufacturing operations and for other related charges. These charges were recorded in the fourth quarter of 1996, and were comprised of the write-down of assets used in the Company's discontinued modular building operations and related severance obligations ($300,000), and the write-down of other fixed assets ($400,000). By discontinuing its modular building operations, the Company will be able to utilize the management resources and production capacity previously utilized by this division to expand the Company's telecommunications shelter business and its container leasing operations.

     Revenue Recognition

The Company recognizes revenue from sales of containers upon delivery. Revenue generated under container leases is recognized on a straight-line basis over the term of the related lease.

Revenue under certain contracts for the manufacture of modular buildings is recognized using the percentage-of-completion method primarily based on contract costs incurred to date compared with total estimated contract costs. Provision for estimated losses on uncompleted contracts is made in the period in which such losses are determined. Costs and estimated earnings less billings on uncompleted contracts of approximately $141,000 and $112,000 in 1996 and 1995, respectively, represent amounts received in excess of revenue recognized and are included in accrued liabilities in the accompanying balance sheet. In 1995, costs and estimated revenue recognized in excess of amounts billed were included in receivables.

Revenue for container delivery, pick-up and hauling is recognized as the related services are provided.

     Concentrations of Credit Risk

Financial instruments which potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards ("SFAS") No. 105, consist primarily of trade accounts receivable. The Company's trade accounts receivable are generally secured by the related container or modular building sold or leased to the customer.

The Company does not rely on any one customer base. The Company's sales and leasing customers by major category are presented below as a percentage of units sold/leased:
                                                     1996             1995
                                               ---------------   ---------------
                                               Sales   Leasing   Sales   Leasing
                                               -----   -------   -----   -------
Retail and wholesale businesses .............   54%      52%      50%      44%
Homeowners ..................................    5%      17%       6%      22%
Construction ................................   12%      22%      10%      23%
Institutions ................................   14%       4%      20%       5%
Government, industrial and other ............   15%       5%      14%       6%

     Inventories

Inventories are stated at the lower of cost or market, with cost being determined under the specific identification method. Market is the lower of replacement cost or net realizable value. Inventories at December 31 consisted of the following:
                                                 1996          1995
                                              ----------    ----------
        Raw materials and supplies .........  $3,547,487    $2,858,181
        Work-in-process ....................     288,986       883,814
        Finished containers ................   1,161,909     1,451,227
                                              ----------    ----------
                                              $4,998,382    $5,193,222
                                              ==========    ==========

                                MOBILE MINI, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                DECEMBER 31, 1996

     Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the assets' estimated useful lives. Salvage values are determined when the property is constructed or acquired and range up to 25%, depending on the nature of the asset. In the opinion of management, estimated salvage values do not cause carrying values to exceed net realizable value. Normal repairs and maintenance to property, plant and equipment are expensed as incurred.

Property, plant and equipment at December 31 consisted of the following:

                                        Estimated
                                       Useful Life
                                         in Years      1996          1995
                                       ----------- -----------    -----------
     Land ............................      -      $   708,555    $   328,555
     Vehicles and equipment ..........   5 to 10    11,218,281      9,469,092
     Buildings and improvements ......     30        6,958,247      6,363,154
     Office fixtures and equipment ...   5 to 20     2,514,812      1,714,312
                                                   -----------    -----------
                                                    21,399,895     17,875,113
     Less-Accumulated depreciation ...              (3,703,849)    (2,402,949)
                                                   ------------   ------------
                                                   $17,696,046    $15,472,164
                                                   ===========    ===========

Included in property plant and equipment are assets held under capital leases of $6,304,895 and $21,416,130, and accumulated amortization of $191,892 and $620,283 at December 31, 1996 and 1995, respectively.

At December 31, 1996 and 1995, substantially all property, plant and equipment has been pledged as collateral for long-term debt obligations and obligations under capital lease (see Notes 3, 4 and 5).

     Accrued Liabilities

Included in accrued liabilities in the accompanying consolidated balance sheets are customer deposits and prepayments totaling approximately $412,000 and $505,000 for the years ended December 31, 1996 and 1995, respectively.

     Earnings Per Common and Common Share Equivalent

Earnings per common and common share equivalent is computed by dividing net income by the weighted average number of common and common equivalent shares outstanding. Fully diluted and primary earnings per common and common share equivalent are considered equal for all periods presented.

     Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined by the Company using available market information and valuation methodologies. Considerable judgment is required in estimating fair values. Accordingly, the estimates may not be indicative of the amounts the Company could realize in a current market exchange.

The carrying amounts of cash, receivables and accounts payable approximate fair values. The carrying amounts of the Company's borrowing under the line of credit agreement and long-term debt instruments approximate their fair value. The fair value of the Company's long-term debt and line of credit is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

                                MOBILE MINI, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                DECEMBER 31, 1996

     Deferred Financing Costs

Included in other assets are deferred financing costs of $1,659,218 and $172,715 at December 31, 1996 and 1995, respectively. These costs of obtaining long-term financing are being amortized over the term of the related debt, using the straight line method. The difference between amortizing the deferred financing costs using the straight line method and amortizing such costs using the effective interest method is not material.

     Advertising Expense

The Company expenses the costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits. Advertising expense totaled $2,341,000 and $2,258,000 in 1996 and 1995, respectively.

     Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.
Actual results could differ from those estimates.

     Recently Issued Accounting Standard

Statement of Financial Accounting Standards No. 121 (SFAS No. 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, was adopted in 1996. The adoption of SFAS No. 121 did not have a material effect on the Company's financial position or its results of operations.

     Restatement

The financial position and results of operations presented in the financial statements and footnotes for the year ended December 31, 1995, have been restated to give effect to the accounting treatment announced by the staff of the Securities and Exchange Commission ("SEC") at the March 13, 1997 meeting of the Emerging Issues Task Force relevant to the Company's issuance of Series A Convertible Preferred Stock having "beneficial conversion" features. Such issuance included conversion features, which permitted the holders to convert their holdings to common shares at a fixed discount off of the market price of the common shares when converted.

Under this accounting treatment, the estimated value of the fixed discount (20% of the closing price at the date of conversion) has been accounted for as additional paid-in-capital. The difference between the stated value of the Series A Convertible Preferred Stock and its original carrying value (i.e., fixed discount) was accreted through the first possible conversion date, December 31, 1995, as preferred stock dividends. The restatement gives effect to the recognition in the calculation of earnings (loss) per share of the accretion of the fixed discount as preferred stock dividends on the Company's Series A Convertible Preferred Stock. None of these restatements had any effect on cash flows of the Company.

(2)  CONTAINER LEASE FLEET:

The Company has a container lease fleet consisting of refurbished or constructed containers and modular buildings that are leased to customers under operating lease agreements with varying terms. Depreciation is provided using the straight-line method over the containers' and modular buildings' estimated useful lives of 20 years with salvage values estimated at 70% of cost. In the opinion of management, estimated salvage values do not cause carrying values to exceed net realizable value. At December 31, 1996 and 1995, approximately $6.9 million and $24.9 million, respectively of containers and modular buildings included in the container lease fleet have been pledged as collateral for long-term debt

                                MOBILE MINI, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                DECEMBER 31, 1996

and obligations under capital leases. The balance of the containers are secured as collateral under the Senior Credit Agreement (see Notes 3, 4 and 5). Normal repairs and maintenance to the containers and modular buildings are expensed as incurred.

(3)  LINE OF CREDIT:

In March 1996, the Company entered into the Senior Credit Agreement with BT Commercial Corporation, as Agent for a group of lenders (the "Lenders"). Under the terms of the Senior Credit Agreement, as amended, the Lenders have provided the Company with a $35.0 million revolving line of credit and a $6.0 million term loan. Borrowings under the Senior Credit Agreement are secured by substantially all of the Company's assets.

Available borrowings under the revolving line of credit are based upon the level of the Company's inventories, receivables and container lease fleet. The container lease fleet will be appraised at lease annually, and up to 90% of the lesser of cost or appraised orderly liquidation value, as defined, may be included in the borrowing base. Interest accrues at the Company's option at either prime plus 1.5% or the Eurodollar rate plus 3% and is payable monthly. The term of this line of credit is three years, with a one-year extension option.

In connection with the closing of the Senior Credit Agreement, the Company terminated its line of credit with its previous lender, repaying all indebtedness under that line. In addition, the Company repaid other long-term debt and obligations under capital leases totaling $14.1 million. As a result, the Company recognized costs previously deferred related to certain indebtedness and prepayment penalties resulting in an extraordinary charge to earnings of $410,000 ($732,000 net of a $322,000 benefit for income taxes).

The line of credit balance outstanding at December 31, 1996, was approximately $26.4 million and is classified as a long-term obligation in the accompanying 1996 balance sheet. The amount available for borrowing was approximately $957,000 at December 31, 1996. Prior to the refinancing, the Company had available short-term lines of credit which bore interest at 1.5% over the prime rate. During 1996 and 1995, the weighted average interest rate under the lines of credit was 8.73% and 10.2%, respectively, and the average balance outstanding during 1996 and 1995 was approximately $20.3 million and $4.2 million, respectively.

The Senior Credit Agreement contains several covenants including a minimum tangible net worth requirement, a minimum fixed charge coverage ratio, a maximum ratio of debt to equity, minimum operating income levels and minimum required utilization rates. In addition, the Senior Credit Agreement contains limits on capital expenditures and the incurrence of additional debt, as well as prohibiting the payment of dividends.

                                MOBILE MINI, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                DECEMBER 31, 1996

(4)  LONG TERM DEBT:

Long-term debt at December 31, consists of the following:

                                                                                1996               1995
                                                                               ------             -----
Notes payable to BT Commercial Corporation, interest ranging from 3.25%
  over  Eurodollar  rate (5.6% at December  31, 1996) to 1.75% over prime
  (8.25% at December 31, 1996),  fixed monthly  installments of principal plus interest, due March 2001, secured by various classes of the
  Company's assets .......................................................  $5,437,500         $     --
Notes payable,  interest ranging from 9% to 12.2%, monthly installments of principal and interest, due March 1997 through September 2001,
  secured by equipment and vehicles ......................................     743,867          3,122,665
Notes  payable,   interest  ranging  from  11.49%  to  12.63%,  monthly
  installments of principal and interest, due July 2000 through January
  2001, secured by containers ............................................     706,796          4,342,043
Short term note payable to financial institution, interest at 6.89%
  payable in fixed monthly installments due March 1997, unsecured ........     114,614               --
Notes  payable  to banks,  interest  ranging  from  1.75% to 2.75% over prime, monthly installments of principal and interest, paid off in
  March 1996, secured by deeds of trust on real property. ................        --            1,635,806
                                                                             ---------         ---------
                                                                             7,002,777         9,100,514
Less: Current portion ....................................................  (1,378,829)         (737,181)
                                                                             ---------         ---------
                                                                            $5,623,948        $8,363,333
                                                                             =========         =========

Future maturities under long-term debt are as follows:

                  Years ending
                  December 31,                              1996
                  ------------                          -----------
                     1997 ............................  $ 1,378,829
                     1998 ............................    1,673,650
                     1999 ............................    1,806,743
                     2000 ............................    1,707,031
                     2001 ............................      436,524
                                                         ----------
                                                        $ 7,002,777
                     Less: current portion ...........   (1,378,829)
                                                         ----------
                                                        $ 5,623,948
                                                         ==========

The Senior Credit Agreement with BT Commercial Corporation contains restrictive covenants. See Note 3

(5)  OBLIGATIONS UNDER CAPITAL LEASES:

The Company leases certain storage containers and equipment under capital leases expiring through 2001. Certain storage container leases were entered into under sale-leaseback arrangements with various leasing companies. The lease agreements provide the Company with a purchase option at the end of the lease term based on an agreed upon percentage of the original cost of the containers. These leases have been capitalized using interest rates ranging from approximately 8% to 14%. The leases are secured by storage containers and equipment under lease.

During 1995 and 1994, the Company entered into multi-year agreements (the "Leases") to lease a number of portable classrooms to school districts in Arizona. Subsequent to entering the leases, the Company

                                MOBILE MINI, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                DECEMBER 31, 1996

"sold" the portable classrooms and assigned the Leases to an unrelated third party financial institution (the "Assignee"). In addition, the Company entered into Remarketing/Releasing Agreements (the "Agreements") with the Assignee. The Agreements provide that the Company will be the exclusive selling/leasing agent upon the termination of the aforementioned Leases for a period of 12 months. If the Company is successful in releasing the buildings and the Assignee receives, via lease payments, an amount equal to the Base Price, as defined, plus any reimbursed remarketing costs of the Company, the Company has the option to repurchase the buildings for $1 each. If the Company sells any of the buildings, the Assignee shall receive from each sale that portion of the Base Price allocated to the building sold plus costs the Assignee has reimbursed to the Company plus interest on those combined amounts from the date of the Lease termination at the Assignee's prime rate plus 4%. Any sales proceeds in excess of this amount are to be remitted to the Company.

In the event the Company has not released or sold the buildings within 12 months of the termination of the Leases, the Assignee has the right to require the Company to repurchase the buildings for the Base Price plus all costs the Assignee has reimbursed to the Company plus interest thereon at the Assignee's prime rate plus 4% since the termination of the Lease. For financial reporting purposes these transactions were accounted for as capital leases in accordance with SFAS No. 13, Accounting for Leases. For income tax purposes these transactions were treated as sales.

During 1996, leases on 15 of the buildings matured and the Company sold all 15 portable buildings in 1996 pursuant to the Agreements. The revenues from these sales are included in the accompanying statements of operations and the underlying capital lease obligations for these buildings were paid in full at December 31, 1996.

Future payments of obligations under capital leases:

               Years ending
               December 31,
               ------------
                  1997 ..................................   $2,091,580
                  1998 ..................................    2,456,136
                  1999 ..................................    2,405,222
                  2000 ..................................    1,313,241
                  2001 ..................................       54,418
                                                             ---------
                  Total payments ........................    8,320,598
                  Less: Amounts representing
                  interest ..............................   (1,581,251)
                                                             ---------
                                                             6,739,347
                  Less: Current portion .................   (1,352,279)
                                                             ---------
                                                            $5,387,067
                                                             =========

Certain obligations under capital leases contain financial covenants which include that the Company maintains a specified interest expense coverage ratio and a required debt to equity ratio.

Gains from sale-leaseback transactions have been deferred and are being amortized over the estimated useful lives of the related assets. Unamortized gains at December 31, 1996 and 1995, approximated $288,000 and $305,000, respectively, and are reflected as a reduction in the container lease fleet in the accompanying financial statements.

Included in the accompanying statements of operations are revenues of approximately $3,645,000 in 1995 for container sales under sale-leaseback transactions where no profit was recognized. The Company did not enter into any significant sale-leaseback transactions during 1996.

                                MOBILE MINI, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                DECEMBER 31, 1996

(6)  INCOME TAXES:

The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities at the tax rates in effect when these differences are expected to reverse.

The provision for income taxes at December 31, 1996, 1995 and 1994 consisted of the following:

                                        1996        1995         1994
                                      --------    --------     --------
       Current ....................   $   --      $   --       $   --
       Deferred ...................    377,596     610,341      765,098
                                      --------    --------     --------
                 Total ............   $377,596    $610,341     $765,098
                                      ========    ========     ========


The components of the net deferred tax liability at December 31, 1996 and 1995 are as follows:

                                                         1996           1995
                                                     -----------    -----------
Net long-term deferred tax liability:
    Accelerated tax depreciation ................... $(7,363,000)   $(5,450,000)
    Deferred gain on sale-leaseback transactions ...    (429,000)       136,000
    Deferred revenue (Note 5) ......................        --          (87,000)
    Alternative minimum tax credit .................     211,000        211,000
    Reserve and other ..............................     324,500        (68,000)
    Net operating loss carry forwards ..............   3,369,000      1,412,000
    Valuation allowance ............................     (13,000)       (13,000)
                                                     -----------    -----------
                                                      (3,900,500)    (3,859,000)
                                                     -----------    -----------
Net short-term deferred tax asset:
    Valuation reserve for accounts receivable ......     113,000         66,000
    Unicap adjustment ..............................      40,000         51,000
    Vacation reserve ...............................      38,000         30,000
                                                     -----------    -----------
                                                         191,000        147,000
                                                     -----------    -----------
                                                     $(3,709,500)   $(3,712,000)
                                                     ===========    ===========

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Stock issuances by the Company may cause a change in ownership under the provisions of the Internal Revenue Code Section 382; accordingly, the utilization of the Company's net operating loss carryforwards may be subject to annual limitations. Due to a change in ownership during 1996, approximately $1,300,000 of the Company's net operating losses are subject to limitation.

A reconciliation of the federal statutory rate to the Company's effective tax rate for the years ended December 31 are as follows:

                                                    1996       1995      1994
                                                    ----       ----      ----

Statutory federal rate ............................  34%        34%       34%
State taxes, net of federal benefit ...............   6          6         8
Effect of permanent differences ...................   4          4         2
                                                     ---        ---       ---
                                                     44%        44%       44%
                                                     ===        ===       ===

                                MOBILE MINI, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                DECEMBER 31, 1996

Net operating loss carryforwards for federal income tax purposes totaled $8.0 million and $3.6 million at December 31, 1996 and 1995, respectively, and expire from 2008 through 2011.

(7)  TRANSACTIONS WITH RELATED PARTIES:

Effective December 31, 1993, Richard E. Bunger contributed substantially all of the assets and liabilities of Mobile Mini Storage Systems ("MMSS") and the stock of DDS to the Company in exchange for 2,700,000 shares of common stock and the assumption of certain liabilities by the Company. Such liabilities include liabilities associated with the MMSS operations and certain income tax liabilities of Mr. Bunger and an affiliate arising from the MMSS operations occurring prior to January 1, 1994. These income tax liabilities were approximately $2,821,000. The Company will indemnify and defend Mr. Bunger against loss or expense related to all liabilities assumed by the Company and for any contingent liabilities arising from past operations.

The Company leases a portion of the property comprising its Phoenix location and the property comprising its Tucson location from Mr. Bunger's five children. Annual payments under these leases currently total approximately $70,000 with an annual adjustment based on the Consumer Price Index. The term of each of these leases will expire on December 31, 2003. Additionally, the Company leases its Rialto, California facility from Mobile Mini Systems, Inc., an affiliate, wholly owned by Mr. Bunger, for total annual lease payments of $204,000, with annual adjustments based on the Consumer Price Index. The Rialto lease is for a term of 15 years expiring on December 31, 2011. Management believes the rental rates reflect the fair market value of these properties. The Company purchased certain leased property at its Maricopa, Arizona facility from Mr. Bunger on March 29, 1996, for a purchase price of $335,000, which management believes reflects the fair market value of the property.

All ongoing and future transactions with affiliates will be on terms no less favorable than could be obtained from unaffiliated parties and will be approved by a majority of the independent and disinterested directors.

(8)  BENEFIT PLANS:

Stock Option Plan

In August 1994, the Company's board of directors adopted the Mobile Mini, Inc. 1994 Stock Option Plan ("the Plan"). Under the terms of the Plan, both incentive stock options ("ISOs"), which are intended to meet the requirements of Section 422 of the Internal Revenue Code, and non-qualified stock options may be granted. ISOs may be granted to the officers and key personnel of the Company. Non-qualified stock options may be granted to the Company's directors and key personnel, and to providers of various services to the Company. The purpose of the Plan is to provide a means of performance-based compensation in order to attract and retain qualified personnel and to provide an incentive to others whose job performance or services affect the Company.

Under the Plan, as amended in 1996, options to purchase a maximum of 543,125 shares of the Company's common stock may be granted. The exercise price for any option granted under the Plan may not be less than 100% (110% if the option is granted to a stockholder who at the time the option is granted owns stock comprising more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the common stock at the time the option is granted. The option holder may pay the exercise price in cash or by delivery of previously acquired shares of common stock of the Company that have been held for at least six months.

The Plan is administered by the compensation committee of the board of directors which will determine whether such options will be granted, whether such options will be ISOs or non-qualified options, which directors, officers, key personnel and service providers will be granted options, the restrictions upon the

                                MOBILE MINI, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                DECEMBER 31, 1996

forfeitablity of such options and the number of options to be granted, subject to the aggregate maximum number set forth above. Each option granted must terminate no more than 10 years from the date it is granted.

The board of directors may amend the Plan at any time, except that approval by the Company's shareholders may be required for any amendment that increases the aggregate number of shares which may be issued pursuant to the Plan, changes the class of persons eligible to receive such options, modifies the period within which the options may be granted, modifies the period within which the options may be exercised or the terms upon which options may be exercised, or increases the material benefits accruing to the participants under the Plan. Unless previously terminated by the board of directors, the Plan will terminate in November, 2003, but any option granted thereunder will continue throughout the terms of such option.

The following summarizes the activity for the Plan for the years ended December 31, 1996 and 1995:

                                                    1996                              1995
                                       ----------------------------       -----------------------------
                                         Number    Weighted Average        Number      Weighted Average
                                       of Shares    Exercise Price        of Shares     Exercise Price
                                       ---------   ----------------       ---------    ---------------
Options outstanding,
  beginning of year ............           241,000    $     4.04              128,000   $        4.11
Granted ........................           156,000    $     3.43              143,000   $        3.94
Canceled/Expired ...............           (50,000)   $     3.16              (30,000)  $        3.88
Exercised ......................              --            --                   --           --
                                       -----------    ----------          -----------   -------------
Options outstanding, end of year           347,000    $     3.89              241,000   $        4.04
                                       -----------    ----------          -----------   -------------
Options exercisable, end of year           158,500                             89,250
                                       -----------                        -----------
Range of exercise prices .......       $3.12-$3.85                        $3.75-$5.38
                                       ===========                        ===========
Weighted average fair value of
  options granted ..............       $      1.70                        $       .97

At December 31, 1996, the weighted average remaining contractual life of the options outstanding was 7.6 years.

Statement of Financial Accounting Standards No. 123

During 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which defines a fair value based method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allows an entity to continue to measure compensation cost related to stock options issued to employees under the Plan using the method of accounting prescribed by the Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees. Entities electing to remain under the accounting in APB No. 25 must make pro forma disclosures of net income and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 has been applied.

The vesting period for such options is determined by the Compensation Committee at the time of grant. The vesting period for outstanding options at December 31, 1996, range from four to five years depending on the circumstances at the date of grant.

                                MOBILE MINI, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                DECEMBER 31, 1996

The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option-pricing   model  with  the   following   weighted-average
assumptions used for grants in 1995 and 1996:

           Risk free interest rate ..............  6.4%
           Expected dividend yield ..............  None
           Expected holding period ..............  4 years
           Expected volatility ..................  48%

Options were assumed to be exercised at the end of the four year expected life for the purpose of this valuation. Adjustments were not made for options forfeited prior to vesting. The total value of options granted was computed to be the following approximate amounts, which would be amortized on the straight-line basis over the average holding period of options:

         Year ended December 31, 1996 ...........    $99,418

         Year ended December 31, 1995 ...........    $56,838

If the Company had accounted for stock options issued to employees using a fair value based method of accounting, the Company's net income and net income per share would have been reported as follows:

                                                    Year Ended December 31,
                                                 -----------------------------
                                                    1996               1995
                                                 ---------          ----------
          Net income (loss):
               As reported .....................  $70,222           $(473,205)
               Pro forma .......................   14,548            (505,034)
          Net income per common share and
            common share equivalent:
               As reported .....................    $0.01              $(0.09)
               Pro forma .......................     0.00               (0.10)

The effects of applying SFAS No. 123 for providing pro forma disclosures for 1996 and 1995 are not likely to be representative of the effects on reported net income and net income per common share equivalent for future years, because options vest over several years and additional awards generally are made each year, and SFAS No. 123 has not been applied to options granted prior to January 1, 1995.

401(k) Plan

In 1995, the Company established a contributory retirement plan (the "401(k) Plan") covering eligible employees with at least one year of service. The 401(k) Plan is designed to provide tax-deferred income to the Company's employees in accordance with the provisions of Section 401(k) of the Internal Revenue Code.

The 401(k) Plan provides that each participant may annually contribute 2% to 15% of their respective salary, not to exceed the statutory limit. The Company may elect to make a qualified non-elective contribution in an amount as determined by the Company. Under the terms of the 401(k) Plan, the Company may also make discretionary profit sharing contributions. Profit sharing contributions are allocated among participants based on their annual compensation. Each participant has the right to direct the investment of his or her funds among certain named plans. The Company did not elect to make any qualified non-elective contributions or profit sharing contributions to the 401(k) Plan during 1996 or 1995.

                                MOBILE MINI, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                                DECEMBER 31, 1996

(9)  COMMITMENTS AND CONTINGENCIES:

As discussed more fully in Note 7, the Company is obligated under noncancelable operating leases with related parties. The Company also leases its corporate offices and other properties, as well as operating equipment from third parties under noncancelable operating leases. Rent expense under these agreements was approximately $649,000, $515,000 and $342,000 for the years ended December 31, 1996, 1995, and 1994, respectively. Total future commitments under all noncancelable agreements for the years ended December 31, are as follows:

          1997 ............................    $800,987
          1998 ............................     821,825
          1999 ............................     837,417
          2000 ............................     770,668
          2001 ............................     585,319
         Thereafter .......................   3,821,386
                                              ---------
                                             $7,637,602
                                              =========
The Company is involved in certain administrative proceedings arising in the normal course of business. In the opinion of management, the Company's potential exposure under the pending administrative proceedings is adequately provided for in the accompanying financial statements and any adverse outcome will not have a material impact on the Company's results of operations or its financial condition.

(10) STOCKHOLDERS' EQUITY:

Initial Public Offering

In February 1994, the Company successfully completed an initial public offering of 937,500 Units, each Unit consisting of two shares of common stock and one detachable common stock warrant for the purchase of one share of common stock for $5.00 per share. An additional 130,000 Units were sold in March 1994 pursuant to the underwriters' over-allotment option. Net proceeds to the Company totaled $7,027,118.

The Company also granted the underwriters a warrant ("Underwriters' Warrant") for the purchase of an additional 93,750 Units. The Underwriters' Warrant is exercisable for four years, commencing on February 17, 1995, at an exercise price of $12.00 per unit. As of December 31, 1995, none of the detachable common stock warrants or Underwriters' Warrants had been exercised.

Series A Convertible Preferred Stock

In December 1995, the Company completed the private placement of 50,000 shares of Series A Convertible Preferred Stock ("Series A"), $.01 par value, $100 stated value, for aggregate net proceeds of $4.1 million. Pursuant to the terms of the Series A, all 50,000 shares of Series A were converted into 1,904,324 shares of the Company's common stock at an average conversion rate of $2.63 per share during the first quarter of 1996.

In connection with the issuance of the Series A Convertible Preferred Stock, the Company recorded a preferred stock dividend of $1,250,000 at December 31, 1995 in accordance with the accounting treatment announced by the staff of the SEC at the March 13, 1997 meeting of the Emerging Issues Task Force whereas the Series A Convertible Preferred Stock had "beneficial conversion" features which permitted the holder to convert their holdings to common shares at a fixed discount off of the market price of the common shares when converted. The effect of the dividend resulted in a decrease in earnings per share applicable to common shareholders of $.25.

                                MOBILE MINI, INC.
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                  June 30, 1997    December 31, 1996
                                                                  -------------    -----------------
                                                                   (Unaudited)
CURRENT ASSETS:

     Cash and cash equivalents .................................   $   486,443       $   736,543
     Receivables, net ..........................................     6,317,555         4,631,854
     Inventories ...............................................     7,411,453         4,998,382
     Prepaid and other .........................................       571,754           742,984
                                                                   -----------       -----------
                Total current assets ...........................    14,787,205        11,109,763
CONTAINER LEASE FLEET, net .....................................    39,144,436        34,313,193
PROPERTY, PLANT AND EQUIPMENT, net .............................    17,827,040        17,696,046
OTHER ASSETS, net ..............................................     1,458,650         1,697,199
                                                                   -----------       -----------
                Total assets ...................................   $73,217,331       $64,816,201
                                                                   ===========       ===========
                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

     Accounts payable ..........................................   $ 3,180,063       $ 2,557,329
     Accrued compensation ......................................       445,265           674,818
     Other accrued liabilities .................................     1,929,720         1,517,295
     Current portion of long-term debt .........................     1,494,925         1,378,829
     Current portion of obligations under capital leases .......     1,993,239         1,352,279
                                                                   -----------       -----------
                Total current liabilities ......................     9,043,212         7,480,550
LINE OF CREDIT .................................................    33,776,461        26,406,035
LONG-TERM DEBT, less current portion ...........................     5,101,700         5,623,948
OBLIGATIONS UNDER CAPITAL LEASES, less current
   portion .....................................................     4,086,298         5,387,067
DEFERRED INCOME TAXES ..........................................     4,278,040         3,709,500
                                                                   -----------       -----------
                Total liabilities ..............................    56,285,711        48,607,100
                                                                   -----------       -----------
STOCKHOLDERS' EQUITY:
     Common stock; $.01 par value, 17,000,000 shares authorized,
        6,739,324 issued and outstanding at June 30, 1997 and
        December 31, 1996 ......................................        67,393            67,393
     Additional paid-in capital ................................    15,588,873        15,588,873
     Retained earnings .........................................     1,275,354           552,835
                                                                   -----------       -----------
                Total stockholders' equity .....................    16,931,620        16,209,101
                                                                   -----------       -----------
                Total liabilities and stockholders' equity .....   $73,217,331       $64,816,201
                                                                   ===========       ===========

          See the accompanying notes to these consolidated statements.

                                MOBILE MINI, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                          Three Months Ended June 30,       Six Months Ended June 30,
                                          ---------------------------       -------------------------
                                              1997            1996            1997            1996
                                          ------------    ------------    ------------    ------------
REVENUES:
  Container and other sales ...........   $  6,196,750    $  5,745,611    $ 10,739,381    $ 10,661,443
  Leasing .............................      4,106,333       3,171,376       8,005,281       6,342,676
  Other ...............................      1,890,712       1,374,928       3,098,589       2,196,711
                                          ------------    ------------    ------------    ------------
                                            12,193,795      10,291,915      21,843,251      19,200,830
COSTS AND EXPENSES:
  Cost of container and other sales ...      4,564,586       5,119,910       8,010,356       9,045,348
  Leasing, selling and general expenses      5,010,835       3,214,535       9,292,185       7,088,898
  Depreciation and amortization .......        529,709         380,136       1,001,876         748,415
                                          ------------    ------------    ------------    ------------
             Income from operations ...      2,088,665       1,577,334       3,538,834       2,318,169

OTHER INCOME (EXPENSE):
  Interest income and other ...........           --              --              --             4,000
  Interest expense ....................     (1,158,744)     (1,001,059)     (2,248,623)     (1,949,408)
                                          ------------    ------------    ------------    ------------
INCOME BEFORE PROVISION FOR
  INCOME TAXES AND
  EXTRAORDINARY ITEM ..................        929,921         576,275       1,290,211         372,761

PROVISION FOR INCOME TAXES ............        409,164         253,561         567,692         164,015
                                          ------------    ------------    ------------    ------------
INCOME BEFORE EXTRAORDINARY
  ITEM ................................        520,757         322,714         722,519         208,746
EXTRAORDINARY ITEM (Note C) ...........           --              --              --          (410,354)
                                          ------------    ------------    ------------    ------------
NET INCOME (LOSS) .....................   $    520,757    $    322,714    $    722,519    $   (201,608)
                                          ============    ============    ============    ============
EARNINGS (LOSS) PER SHARE OF
  COMMON STOCK AND COMMON
  STOCK EQUIVALENT:
INCOME BEFORE EXTRAORDINARY
  ITEM ................................   $       0.08    $       0.05    $       0.11    $       0.03
EXTRAORDINARY ITEM ....................           --              --              --             (0.06)
                                          ------------    ------------    ------------    ------------
NET INCOME (LOSS) .....................   $       0.08    $       0.05    $       0.11    $      (0.03)
                                          ============    ============    ============    ============
WEIGHTED AVERAGE NUMBER OF
  COMMON AND COMMON
  EQUIVALENT SHARES
  OUTSTANDING .........................      6,755,517       6,739,324       6,743,391       6,735,841
                                          ------------    ------------    ------------    ------------

          See the accompanying notes to these consolidated statements.

                                MOBILE MINI, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                     Six Months Ended June 30,
                                                                     -------------------------
                                                                      1997              1996
                                                                      ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) .............................................   $    722,519    $   (201,608)
Adjustments to reconcile income to net cash used in operating activities:
     Extraordinary loss on early debt retirement ..............           --           410,354
     Amortization of deferred costs on credit agreement .......        245,921         151,407
     Depreciation and amortization ............................      1,001,876         748,415
     Loss (gain) on disposal of property, plant and equipment .         54,118          (2,164)
Changes in assets and liabilities:
     Decrease (increase) in receivables, net ..................     (1,685,701)        334,376
     Increase in inventories ..................................     (2,367,519)     (1,322,909)
     Decrease (increase) in prepaids and other ................        171,230         (95,126)
     Decrease (increase) in other assets ......................         (7,372)        255,720
     (Decrease) increase in accounts payable ..................        622,734      (2,126,774)
     Increase in accrued liabilities ..........................        182,872         243,145
     (Decrease) increase in deferred income taxes .............        568,540        (190,186)
                                                                  ------------    ------------
       Net cash used in operating activities ..................       (490,782)     (1,795,350)
                                                                  ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net sales (purchases) of container lease fleet ..............     (5,147,114)         73,900
  Net purchases of property, plant, and equipment .............       (916,669)     (1,288,384)
                                                                  ------------    ------------
       Net cash used in investing activities ..................     (6,063,783)     (1,214,484)
                                                                  ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings under lines of credit ........................      7,370,426      14,280,279
  Proceeds from issuance of long-term debt ....................        314,265       6,635,069
  Deferred financing costs ....................................           --        (2,114,411)
  Principal payments and penalties on early debt extinguishment           --       (14,405,879)
  Principal payments on long-term debt ........................       (720,417)       (799,446)
  Principal payments on capital lease obligations .............       (659,809)     (1,311,457)
  Additional paid in capital ..................................           --           (21,069)
                                                                  ------------    ------------
       Net cash provided by financing activities ..............      6,304,465       2,263,086
                                                                  ------------    ------------
NET DECREASE IN CASH ..........................................       (250,100)       (746,748)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ..............        736,543       1,430,651
                                                                  ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD ....................   $    486,443    $    683,903
                                                                  ============    ============

          See the accompanying notes to these consolidated statements.

                       MOBILE MINI, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations, and cash flows for all periods presented have been made. The results of operations for the six month period ended June 30, 1997 are not necessarily indicative of the operating results that may be expected for the entire year ending December 31, 1997. These financial statements should be read in conjunction with the Company's December 31, 1996 financial statements and accompanying notes thereto.

Certain amounts in the 1996 financial statements have been reclassified to conform with the 1997 financial statement presentation.

NOTE B - Earnings  (loss) per common  share is computed  by dividing  net income
(loss) by the weighted average number of common share equivalents assumed outstanding during the periods. Fully diluted earnings per common share is considered equal to primary earnings per share in all periods presented.

In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS No. 128). SFAS No. 128 is effective for fiscal years ending after December 15, 1997, and when adopted, will require restatement of prior periods earnings per share. The effect of this statement is not significant on any period presented.

NOTE C - The Company entered into a credit agreement (the "Credit Agreement") in March, 1996 with BT Commercial Corporation, as Agent for a group of lenders (the "Lenders"). Under the terms of the Credit Agreement, the Lenders provided the Company with a $35.0 million revolving line of credit and a $6.0 million term loan. In July, 1997, the revolving line of credit was increased to $40.0 million. Borrowings under the Credit Agreement are secured by substantially all of the Company's assets.

In connection with the closing of the Credit Agreement, the Company repaid long-term debt and obligations under capital leases totaling $14.1 million. As a result, costs previously deferred related to this indebtedness and prepayment penalties resulted in an extraordinary charge to earnings in 1996, of approximately $410,000 after the benefit of income taxes.

NOTE D - Inventories are stated at the lower of cost or market, with cost being determined under the specific identification method. Market is the lower of replacement cost or net realizable value. Inventories consisted of the following at:

                                      June 30, 1997      December 31, 1996
                                      -------------      -----------------
      Raw material and supplies ....   $3,707,719            $3,547,487
      Work-in-process ..............    1,335,426               288,986
      Finished containers ..........    2,368,308             1,161,909
                                       ----------            ----------
                                       $7,411,453            $4,998,382
                                       ==========            ==========

NOTE E - In July 1997, the Company completed a private placement of $3 million of 12% senior subordinated notes (the "Bridge Notes") and warrants to purchase 50,000 shares of Mobile Mini, Inc. common stock at $5.00 per share. The Bridge Notes are due the earlier of July 2002, or on the refinancing of the Bridge Notes on substantially similar terms. The proceeds received by the Company will be allocated between the Bridge Notes and the warrants based on the respective fair values of each instrument. The resulting discount increases the effective interest rate of the Bridge Notes and will be amortized to interest expense over the life of the debt.

NOTE F - The Company's publicly traded warrants issued in connection with the Company's initial public offering have been extended six months to expire on February 17, 1998.


==================================================     ===============================================

   No dealer, salesperson or other person has been
authorized to give any  information or to make any                        1,067,500
representation  other than those contained in this                   Shares of Common Stock
Prospectus  in  connection  with the offer made by
this  Prospectus,  and, if given or made, must not                      mobile mini, inc.
be relied  upon as having been  authorized  by the
Company or the  Underwriter.  This Prospectus does
not  constitute an offer to sell or a solicitation                  Issuable Upon Exercise of
of an offer to buy any  securities  other than the               Common Stock Purchase Warrants
registered  securities  to which it  relates or an                   Shares of Common Stock
offer  to or  solicitation  of any  person  in any
jurisdiction  where such an offer or  solicitation
would be  unlawful.  Neither the  delivery of this
Prospectus at any time nor any sale made hereunder
shall,   under  any   circumstances,   create  any
implication that the information  herein contained
is correct as of any time  subsequent  to the date
of this Prospectus.
                _________________
                                                                   __________________________
                 TABLE OF CONTENTS
                                                                           PROSPECTUS
Summary .......................................                    __________________________
Risk Factors ..................................
Use of Proceeds ...............................
Price Range of Common Stock....................
Dividend Policy ...............................
Capitalization ................................
Business ......................................
Selected Consolidated Financial Data ..........
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations ...................
Management ....................................
Certain Relationships and Related
  Transactions ................................
Warrantholders.................................
Plan of Distribution ..........................
Description of the Public Warrants.............
Description of Common Stock and Other
  Securities ..................................
Legal Matters .................................
Experts .......................................                            _________, 1997
Available Information .........................
Incorporation of Certain Documents by
  Reference ...................................
Consolidated Financial Statements ............ F-1

==================================================     ===============================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The Company estimates that expenses in connection with the offering described in this registration statement (other than underwriting and brokerage discounts, commissions and fees and legal fees incurred by the Warrantholders, if any, payable by such Warrantholders) will be as follows:

         Securities and Exchange Commission registration fee   $     0
         Legal fees and expenses                                15,000
         Accounting fees and expenses                           15,000
                                                               -------

         Total                                                 $30,000
                                                               =======


         All amounts except the Securities and Exchange Commission registration fee (which was paid in connection with prior filings) are estimated.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company's Certificate of Incorporation and Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent permitted by Delaware law. Pursuant to these provisions, the Company intends to enter into indemnity agreements with each of its directors and executive officers.

         In addition, the Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will be subject to liability for breach of the director's duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Company or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Company or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Company or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Company or its stockholders, for improper transactions between the director and the Company and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.


ITEM 16. EXHIBITS

EXHIBIT
NUMBER                     DESCRIPTION
------                     -----------

4.1                        Form of Warrant Agreement.(1)

4.2                        Form of Underwriter Warrant.(1)

4.3                        Specimen Form of Common Stock Certificate.  (1)

4.4                        Specimen Form of Warrant Certificate.  (1)


5.1                        Opinion of Bryan Cave LLP.  (3)


23.1                       Consent of Bryan Cave LLP (included in Exhibit 5.1).

23.2                       Consent of Arthur Andersen LLP.

24.1                       Power of Attorney(2)

--------------------


(1) Incorporated by reference, filed as an exhibit to the Company's Registration Statement on Form SB-2, SEC File No. 33-71528-LA.
(2) Included on the signature page of the Registration Statement, previously filed.
(3)     Previously filed.


ITEM 17. UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tempe, Arizona, on this 29th day of October, 1997.

                                        MOBILE MINI, INC.



                                        By:/s/Steven G. Bunger
                                           -------------------------------------
                                           Steven G. Bunger,
                                           President and Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, as amended, this to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE                   TITLE                                  DATE
---------                   -----                                  ----

/s/ Steven G. Bunger        President, Chief Executive Officer  October 29, 1997
-------------------------   Executive Officer and Director
Steven G. Bunger            (principal executive officer)


/s/ Lawrence Trachtenberg   Executive Vice President, Chief     October 29, 1997
-------------------------   Financial Officer and Director
Lawrence Trachtenberg       (principal financial and accounting officer)


         *                  Chairman of the Board               October 29, 1997
-------------------------
Richard E. Bunger


         *                  Director                            October 29, 1997
-------------------------
George Berkner


         *                  Director                            October 29, 1997
-------------------------
Ronald J. Marusiak

* = s/ Lawrence Trachtenberg
    ------------------------
       Lawrence Trachtenberg,
         Attorney-In-Fact